UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2017

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro 65(Euljiro2-ga), Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Submission of Audit Report

1. Name of External Auditor	KPMG Samjong Accounting Corporation

2. Date of Receiving External Audit Report	March 6, 2017

3. Auditor’s Opinion on Seperate Financial Statements	FY 2016	FY2015
	Unqualified	Unqualified
4. Financial Highlights of Seperate Financial Statements (KRW)
- Total Assets	25,448,574,619,396	23,146,940,219,263
- Total Liabilities	11,191,620,107,847	9,367,479,640,249
- Total Shareholders’ Equity	14,256,954,511,549	13,779,460,579,014
- Capital Stock	44,639,473,000	44,639,473,000
- Total Shareholder’s Equity / Capital Stock Ratio(%)	31938.0	30868.3
- Operating Revenue	12,350,479,375,462	12,556,978,692,033
- Operating Profit	1,782,172,440,205	1,658,775,875,475
- Profit before Income Tax	1,562,782,259,530	1,469,443,963,403
- Profit for the Year	1,217,273,742,023	1,106,761,393,472

                                                                                      SK TELECOM CO., LTD.

                                                                                      Separate Financial Statements

                                                                                      December 31, 2016 and 2015

                                                                                      (With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

We have audited the accompanying separate financial statements of SK Telecom Co., Ltd. (the “Company”) which comprise the separate statements of financial position as at December 31, 2016 and 2015, the separate statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with Korean International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these separate financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the separate financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the separate financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the separate financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the separate financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the separate financial statements present fairly, in all material respects, the separate financial position of the Company as at December 31, 2016 and 2015 and of its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 22, 2017

This report is effective as of February 22, 2017, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD.

Separate Statements of Financial Position

As of December 31, 2016 and 2015

(In millions of won)	Note	December 31, 2016		December 31, 2015
Assets
Current Assets:
Cash and cash equivalents	28,29	~~W~~	874,350	431,666
Short-term financial instruments	4,28,29		95,000	121,500
Short-term investment securities	6,28,29		97,340	92,262
Accounts receivable - trade, net	5,28,29,30		1,594,504	1,528,751
Short-term loans, net	5,28,29,30		54,143	47,741
Accounts receivable - other, net	5,28,29,30,32		772,570	264,741
Prepaid expenses			107,989	92,220
Inventories, net			32,479	45,991
Advanced payments and other	5,28,29		32,740	88,657

Total Current Assets			3,661,115	2,713,529

Non-Current Assets:
Long-term financial instruments	4,28,29		102	10,062
Long-term investment securities	6,28,29		560,966	726,505
Investments in subsidiaries, associates and joint ventures	7		8,726,538	8,810,548
Property and equipment, net	8,30		7,298,539	7,442,280
Goodwill	9		1,306,236	1,306,236
Intangible assets, net	10		3,275,663	1,766,069
Long-term loans, net	5,28,29,30		11,160	35,080
Long-term accounts receivable - other	5,28,29,30,32		147,139	—
Long-term prepaid expenses			27,918	29,802
Guarantee deposits	5,28,29,30		173,287	166,656
Long-term derivative financial assets	15,28,29		176,465	139,923
Deferred tax assets	25		58,410	—
Defined benefit assets	14		24,787	—
Other non-current assets			249	250

Total Non-Current Assets			21,787,459	20,433,411

Total Assets		~~W~~	25,448,574	23,146,940

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Financial Position, Continued

As of December 31, 2016 and 2015

(In millions of won)	Note	December 31, 2016		December 31, 2015
Liabilities and Shareholders’ Equity
Current Liabilities:
Short-term borrowings	11,28,29	~~W~~	—	230,000
Current installments of long-term debt, net	11,28,29		628,868	592,637
Current installments of long-term payables - other	12,28,29		301,773	120,185
Accounts payable – other	28,29,30		1,546,252	927,170
Withholdings	28,29		642,582	607,690
Accrued expenses	28,29		663,918	540,770
Income tax payable	25		461,999	375,189
Unearned revenue			1,360	10,014
Derivative financial liabilities	15,28,29		86,950	—
Provisions	13		59,027	37,551
Receipts in advance			71,431	50,100

Total Current Liabilities			4,464,160	3,491,306

Non-Current Liabilities:
Debentures, excluding current installments, net	11,28,29		4,991,067	5,033,495
Long-term borrowings, excluding current installments, net	11,28,29		61,416	72,554
Long-term payables - other	12,28,29		1,602,943	550,964
Long-term unearned revenue			2,389	2,768
Defined benefit liabilities	14		—	4,006
Long-term derivative financial liabilities	15,28,29		—	89,296
Long-term provisions	13		21,493	20,055
Deferred tax liabilities	25		—	56,274
Other non-current liabilities	28,29		48,152	46,762

Total Non-Current Liabilities			6,727,460	5,876,174

Total Liabilities			11,191,620	9,367,480

Shareholders’ Equity
Share capital	1,16		44,639	44,639
Capital surplus and others	16,17,18		371,481	369,446
Retained earnings	19,20		13,902,627	13,418,603
Reserves	21		(61,793)	(53,228)

Total Shareholders’ Equity			14,256,954	13,779,460

Total Liabilities and Shareholders’ Equity		~~W~~	25,448,574	23,146,940

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Income

For the years ended December 31, 2016 and 2015

(In millions of won except for per share data)	Note	2016		2015
Operating revenue:	30
Revenue		~~W~~	12,350,479	12,556,979

Operating expenses:	30
Labor			634,754	694,666
Commissions			4,716,555	5,102,723
Depreciation and amortization			2,242,546	2,155,531
Network interconnection			687,048	720,879
Leased line			347,741	358,031
Advertising			174,186	175,776
Rent			424,929	403,317
Cost of products that have been resold			502,770	462,256
Others	22		837,778	825,024

			10,568,307	10,898,203

Operating profit			1,782,172	1,658,776
Finance income	24		323,563	246,394
Finance costs	24		(261,393)	(314,191)
Other non-operating income	23		54,288	15,277
Other non-operating expenses	23		(200,771)	(132,993)
Loss on investments in associates and joint ventures, net	7		(135,077)	(3,819)

Profit before income tax			1,562,782	1,469,444
Income tax expense	25		345,508	362,683

Profit for the year		~~W~~	1,217,274	1,106,761

Earnings per share	26
Basic and diluted earnings per share (in won)		~~W~~	17,001	15,233

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2016 and 2015

(In millions of won)	Note	2016		2015
Profit for the year		~~W~~	1,217,274	1,106,761
Other comprehensive income (loss)
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	14		(10,319)	386
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	21,24		5,385	(121,528)
Net change in unrealized fair value of derivatives	15,21,24		(13,950)	1,402

Other comprehensive loss for the year, net of taxes			(18,884)	(119,740)

Total comprehensive income		~~W~~	1,198,390	987,021

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2016 and 2015

(In millions of won)
	Share capital		Capital surplus and others						Retained earnings	Reserves	Total equity
			Paid-in surplus	Treasury share	Loss on disposal of treasury share	Hybrid bonds	Other	Sub-total
Balance at January 1, 2015	~~W~~	44,639	2,915,887	(2,139,683)	(18,087)	398,518	(722,741)	433,894	12,996,790	66,898	13,542,221
Total comprehensive income:
Profit for the year		—	—	—	—	—	—	—	1,106,761	—	1,106,761
Other comprehensive income (loss)		—	—	—	—	—	—	—	386	(120,126)	(119,740)

		—	—	—	—	—	—	—	1,107,147	(120,126)	987,021

Transactions with owners:
Cash dividends		—	—	—	—	—	—	—	(668,494)	—	(668,494)
Acquisition of Treasury shares		—	—	(490,192)	—	—	—	(490,192)	—	—	(490,192)
Disposal of Treasury shares		—	—	369,249	18,087	—	38,408	425,744	—	—	425,744
Interest on hybrid bonds		—	—	—	—	—	—	—	(16,840)	—	(16,840)

		—	—	(120,943)	18,087	—	38,408	(64,448)	(685,334)	—	(749,782)

Balance at December 31, 2015	~~W~~	44,639	2,915,887	(2,260,626)	—	398,518	(684,333)	369,446	13,418,603	(53,228)	13,779,460

Balance at January 1, 2016	~~W~~	44,639	2,915,887	(2,260,626)	—	398,518	(684,333)	369,446	13,418,603	(53,228)	13,779,460
Total comprehensive income:
Profit for the year		—	—	—	—	—	—	—	1,217,274	—	1,217,274
Other comprehensive loss		—	—	—	—	—	—	—	(10,319)	(8,565)	(18,884)

		—	—	—	—	—	—	—	1,206,955	(8,565)	1,198,390

Transactions with owners:
Cash dividends		—	—	—	—	—	—	—	(706,091)	—	(706,091)
Business combination under common control		—	—	—	—	—	2,035	2,035	—	—	2,035
Interest on hybrid bonds		—	—	—	—	—	—	—	(16,840)	—	(16,840)

		—	—	—	—	—	2,035	2,035	(722,931)	—	(720,896)

Balance at December 31, 2016	~~W~~	44,639	2,915,887	(2,260,626)	—	398,518	(682,298)	371,481	13,902,627	(61,793)	14,256,954

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2016 and 2015

(In millions of won)	Note	2016		2015
Cash flows from operating activities:
Cash generated from operating activities
Profit for the year		~~W~~	1,217,274	1,106,761
Adjustments for income and expenses	33		2,931,278	2,811,718
Changes in assets and liabilities related to operating activities	33		(143,263)	(699,106)

Sub-total			4,005,289	3,219,373
Interest received			23,014	18,786
Dividends received			113,955	59,462
Interest paid			(199,332)	(221,309)
Income tax paid			(367,354)	(129,183)

Net cash provided by operating activities			3,575,572	2,947,129

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term investment securities, net			—	105,158
Decrease in short-term financial instruments, net			36,500	21,500
Collection of short-term loans			232,745	387,922
Decrease in long-term financial instruments			—	7
Proceeds from disposals of long-term investment securities			336,669	22,106
Proceeds from disposals of investments in subsidiaries, associates and joint ventures			1,063	185,557
Increase in cash due to business combination			360	—
Proceeds from disposals of property and equipment			14,539	23,372
Proceeds from disposals of intangible assets			7,689	343

Sub-total			629,565	745,965
Cash outflows for investing activities:
Increase in short-term investment securities, net			(6,335)	—
Increase in short-term loans			(237,197)	(364,687)
Increase in long-term financial instruments			(40)	(10,000)
Acquisitions of long-term investment securities			(19,501)	(296,254)
Acquisitions of investments in subsidiaries, associates and joint ventures			(87,088)	(306,382)
Acquisitions of property and equipment			(1,674,027)	(1,752,804)
Acquisitions of intangible assets			(580,219)	(77,830)
Increase in other non-current assets, net			—	(190)

Sub-total			(2,604,407)	(2,808,147)

Net cash used in investing activities		~~W~~	(1,974,842)	(2,062,182)

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2016 and 2015

(In millions of won)	2016		2015
Cash flows from financing activities:
Cash inflows from financing activities:
Increase in short-term borrowings, net	~~W~~	—	30,000
Proceeds from issuance of debentures		607,474	897,029
Cash inflows from settlement of derivatives		251	175

Sub-total		607,725	927,204
Cash outflows for financing activities:
Decrease in short-term borrowings, net		(230,000)	—
Repayments of long-term borrowings		(12,814)	(12,814)
Repayments of long-term accounts payable - other		(120,718)	(190,134)
Repayments of debentures		(680,000)	(250,000)
Payments of cash dividends		(706,091)	(668,494)
Payments of interest on hybrid bonds		(16,840)	(16,840)
Acquisitions of treasury shares		—	(490,192)
Cash outflows from settlement of derivatives		—	(150)

Sub-total		(1,766,463)	(1,628,624)

Net cash used in financing activities		(1,158,738)	(701,420)

Net increase in cash and cash equivalents		441,992	183,527
Cash and cash equivalents at beginning of the year		431,666	248,311
Effects of exchange rate changes on cash and cash equivalents		692	(172)

Cash and cash equivalents at end of the year	~~W~~	874,350	431,666

See accompanying notes to the separate financial statements.

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications services in Korea. The head office of the Company is located at 65 Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2016, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service	7,159,704	8.87
Institutional investors and other minority stockholders	43,086,004	53.36
Treasury shares	10,136,551	12.55

Total number of shares	80,745,711	100.00

2.	Basis of Presentation

(1)	Statement of compliance

These separate financial statements were prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent or an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost.

The separate financial statements were authorized for issuance by the Board of Directors on February 2, 2017, which will be submitted for approval at the shareholders’ meeting to be held on March 24, 2017.

2.	Basis of Presentation, Continued

(2)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the separate statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments at fair value through profit or loss measured at fair value;

•	available-for-sale financial assets measured at fair value; and

•	liabilities(assets) for defined benefit plans recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets.

(3)	Functional and presentation currency

These separate financial statements are presented in Korean won, which is the currency of the primary economic environment in which the Company operates.

(4)	Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1)	Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in Note 3 for classification of lease.

2)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: allowance for doubtful accounts, estimated useful lives of property and equipment and intangible assets, impairment of goodwill, recognition of provision, measurement of defined benefit liabilities, and recognition of deferred tax assets (liabilities).

2.	Basis of Presentation, Continued

(4)	Use of estimates and judgments, Continued

3)	Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established policies and processes with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the finance executives.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, are used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 29.

3.	Significant Accounting Policies

The significant accounting policies applied by the Company in the preparation of its separate financial statements in accordance with K-IFRSs are included below. The accounting policies set out below have been applied consistently to all periods presented in these separate financial statements.

(1)	Operating segments

The Company presents disclosures relating to operating segments on its consolidated financial statements in accordance with K-IFRS No. 1108, Operating Segments and such disclosures are not separately disclosed on these separate financial statements.

3.	Significant Accounting Policies, Continued

(2)	Investments in subsidiaries and associates

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027, Separate Financial Statements. The Company applies the cost method to investments in subsidiaries and associates in accordance with K-IFRS No. 1027. Dividends from a subsidiary or associate are recognized in profit or loss when the right to receive the dividend is established.

(3)	Business combinations under common control

SK Holdings Co., Ltd. is the ultimate controlling entity of the Company. The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

(4)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and financial asset with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(5)	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value and any difference is charged to current operations as operating expenses.

(6)	Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets not at fair value through profit or loss are measured at their fair value plus transaction costs that are directly attributable to the acquisition of asset.

(i)	Financial assets at fair value through profit or loss

A financial asset is classified as financial asset at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(ii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, are classified as held-to-maturity investment. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method.

3.	Significant Accounting Policies, Continued

(6)	Non-derivative financial assets, Continued

(iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, with changes in fair value, net of any tax effect, recorded in other comprehensive income (OCI) in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

(v)	De-recognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(vi)	Offsetting between financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(7)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(i)	Hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Company designates derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

3.	Significant Accounting Policies, Continued

(7)	Derivative financial instruments, including hedge accounting, Continued

(i)	Hedge accounting, Continued

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of income. The Company discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

(ii)	Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met:

(a)	the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;

(b)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(c)	the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

3.	Significant Accounting Policies, Continued

(7)	Derivative financial instruments, including hedge accounting, Continued

(iii)	Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

(8)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset is impaired includes following loss events:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses are measured and recognized.

(i)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. The Company can recognize impairment losses directly or by establishing an allowance account. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed either directly or by adjusting an allowance account.

3.	Significant Accounting Policies, Continued

(8)	Impairment of financial assets, Continued

(ii)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

(iii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale is not reversed through profit or loss subsequently. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

(9)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent to initial recognition, an item of property and equipment is carried at its cost less any accumulated depreciation and any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

3.	Significant Accounting Policies, Continued

(9)	Property and equipment, Continued

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Company’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15, 30
Machinery	3 ~ 6
Other property and equipment	4 ~10

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(10)	Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period do not exceed the amount of borrowing costs incurred during that period.

3.	Significant Accounting Policies, Continued

(11)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships are expected to be available for use as there are no foreseeable limits to the periods. This intangible asset is determined as having indefinite useful lives and not amortized.

The estimated useful lives of the Company’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 13.1
Land usage rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

3.	Significant Accounting Policies, Continued

(12)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

(i)	Grants related to assets

Government grants whose primary condition is that the Company purchases, constructs or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

(ii)	Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

(13)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Company estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU, for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

3.	Significant Accounting Policies, Continued

(14)	Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)	Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities in its separate statement of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Company adopts for depreciable assets that are owned. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Company reviews to determine whether the leased assets are impaired at the reporting date.

(ii)	Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the period of the lease.

(iii)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Company concludes for a financial lease that it is impracticable to separate the payments reliably, the Company recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability is reduced as payments are made and an imputed finance charge on the liability is recognized using the Company’s incremental borrowing rate of interest.

3.	Significant Accounting Policies, Continued

(15)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. The Company recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, Impairment of Assets.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(16)	Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

(i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

(ii)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liability. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes a financial liability from the separate statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

3.	Significant Accounting Policies, Continued

(17)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(ii)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service. The Company’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

(iii)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(iv)	Retirement benefits: defined benefit plans

At the end of reporting period, defined benefits liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Company recognizes gain or loss on a settlement when the settlement of defined benefit plan occurs.

3.	Significant Accounting Policies, Continued

(17)	Employee benefits, Continued

(v)	Termination benefits

The Company recognizes a liability and expense for termination benefits at the earlier of the period when the Company can no longer withdraw the offer of those benefits and the period when the Company recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

(18)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

(19)	Transactions in foreign currencies

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments.

3.     Significant Accounting Policies, Continued

(20)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The profits or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners.

(21)	Hybrid bond

The Company recognizes a financial instrument issued by the Company as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(22)	Revenue

Revenue from the sale of goods, rendering of services or use of assets is measured at the fair value of the consideration received or receivable. Returns, trade discounts and volume rebates are recognized as a reduction of revenue.

When two or more revenue generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of account is accounted for separately. The allocation of consideration from a revenue arrangement to its separate units of account is based on the relative fair values of each unit.

(i)	Services rendered

Revenue from cellular services consists of revenue from basic charges, voice charges, data charges, data-roaming services and interconnection charges. Such revenues are recognized as services are performed. Revenues received for the activation of service are deferred and recognized over the average customer retention period.

Revenue from other services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

(ii)	Goods sold

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

3.	Significant Accounting Policies, Continued

(22)	Revenue, Continued

(iii)	Customer loyalty programmes

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The amount allocated to the award credits is estimated by reference to the fair value of the services to be provided with respect to the redeemable award credits. The fair value of the services to be provided with respect to the redeemable portion of the award credits granted to the customers in accordance with customer loyalty programmes is estimated taking into account the expected redemption rate and timing of the expected redemption. Considerations allocated to the award credits are deferred and revenue is recognized when the award credits are recovered and the Company performs its obligation to provide the service. The amount of revenue recognized is based on the relative size of the total award credits that are expected to be redeemed and the redeemed award credits in exchange for services.

(23)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on disposal of available-for-sale financial assets, changes in fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in fair value of financial assets at fair value through profit or loss, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized in profit or loss using the effective interest rate method.

(24)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

The Company prepares consolidated income tax returns under the tax-consolidation system and its economically unified wholly owned subsidiaries.

(i)	Current tax

In accordance with the tax-consolidation system, the Company calculates current taxes on the consolidated taxable income for the Company and its wholly owned domestic subsidiaries and recognizes the income tax payable as current tax liabilities of the Company.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

3.	Significant Accounting Policies, Continued

(24)	Income taxes, Continued

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Company recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The Company reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they are intended to be settled current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

(25)	Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees, if any.

3.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective

The following new standards are effective for annual periods beginning after January 1, 2016 and earlier application is permitted; however, the Company has not early adopted the following new standards in preparing these financial statements.

1)	K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109, published on September 25, 2015 which will replace the K-IFRS No. 1039 Financial Instruments: Recognition and Measurement, is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company currently plans to apply K-IFRS No.1109 in the period beginning on January 1, 2018.

Adoption of K-IFRS No. 1109 will generally be applied retrospectively, except for the following:

•	exemption allowing the Company not to restate comparative information for prior periods with respect to classification and measurement (including impairment) changes; and

•	Prospective application of new hedge accounting except for those specified in K-IFRS 1109 for retrospective application such as accounting for the time value of options and the forward element of forward contracts.

Key features of K-IFRS No. 1109 includes new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics, impairment model based on changes in expected credit losses, and new approach to hedge qualification and methods for assessing hedge effectiveness.

To ensure smooth implementation of K-IFRS No.1109, the Company needs to assess the financial impact of adopting K-IFRS No. 1109, to formulate the accounting policy, and to design, implement and enhance the accounting system and related controls. The expected quantitative impact of adopting K-IFRS No. 1109 on the Company’s financial statements cannot be reliably estimated because it will be dependent on the financial instruments that the Company holds and economic conditions at that time as well as accounting elections and judgments that it will make in the future.

The Company plans to change the accounting process and internal control and to assess the financial impact on its financial statements resulting from the adoption of K-IFRS No. 1109 by December 31, 2017. Qualitative impacts on its financial statements upon adoption of K-IFRS No. 1109 are as follows:

3.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

1)	K-IFRS No. 1109, Financial Instruments, Continued

i)	Classification and measurement of financial assets

Classification of for financial assets under K-IFRS No. 1109 is driven by the entity’s business model for managing financial assets and their contractual cash flows. This contains three principal classification categories: financial assets measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL). Derivatives embedded in contracts where the host is a financial asset are never bifurcated. Instead, the hybrid financial instrument as a whole is assessed for classification. Details of the classification based on business models and contractual cash flows are as follows;

Contractual cash flow characteristics
Business model assessment	Solely payments of principal and interest	Others
Hold to collect contractual cash flows	Amortized cost(*1)	FVTPL-measured at fair value (*2)
Hold to collect contractual cash flows and sell financial assets	FVOCI- measured at fair value (*1)
Hold to sell financial assets and others	FVTPL-measured at fair value

(*1)	To eliminate or significantly reduce the accounting mismatch, the Company may irrevocably designate a financial asset as measured at FVTPL using the fair value option at initial recognition.
(*2)	Equity instruments that are not held for trading may be irrevocably designated as FVOCI using the fair value option.

As new classification requirements for financial assets under K-IFRS No. 1109 are more stringent than requirements under K-IFRS No. 1039, the adoption of the new standard may result in increase in financial assets designated as FVTPL and higher volatility in profit or loss of the Company. As of December 31, 2016, the Company’s financial assets consist of ~~W~~3,722,715 million of loans and receivables, ~~W~~650,947 million of available-for-sale financial assets, and ~~W~~14,727 million of financial assets at fair value through profit or loss.

A financial asset is measured at amortized cost under K-IFRS No. 1109 if the asset is held by the Company to collect its contractual cash flows and the asset’s contractual cash flows represent solely payments of principal and interest. As of December 31, 2016, the Company has ~~W~~3,722,715 million of loans and receivables measured at amortized cost.

A financial asset is measured at FVOCI under K-IFRS No. 1109 if the objective of the business model is achieved both by collecting contractual cash flows and selling financial assets; and the asset’s contractual cash flows represent solely payments of principal and interest. As of December 31, 2016, the Company has ~~W~~2,930 million of debt instruments classified as available-for-sale financial assets.

3.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

1)	K-IFRS 1109, Financial Instruments, Continued

i)	Classification and measurement of financial assets, Continued

Under K-IFRS No. 1109, equity instruments that are not held for trading may be irrevocably designated as FVOCI on initial recognition with no recycling of amounts from OCI to profit and loss. As of December 31, 2016, the Company has ~~W~~648,017 million of available-for-sale equity instruments; and unrealized valuation gain from available-for-sale equity instruments amounting to ~~W~~41,271 million is recycled from OCI to profit or loss during the year ended December 31, 2016.

All other financial assets are measured at FVTPL. As of December 31, 2016, the Company has ~~W~~7,359 million of debt instrument designated as FVTPL using the fair value option.

ii)	Classification and measurement of financial liabilities

Under K-IFRS No. 1109, for the financial liabilities designated as FVTPL using the fair value option, the element of gains or losses attributable to changes in the own credit risk should normally be recognized in OCI, with the remainder recognized in profit or loss. These amounts recognized in OCI are not recycled to profit or loss even when the liability is derecognized. However, if presentation of the fair value change in respect of the liability’s credit risk in OCI results in or enlarges an accounting mismatch in profit or loss, gains and losses are entirely presented in profit or loss.

Adoption of K-IFRS 1109 may result in decrease in profit or loss, since the amount of fair value changes that is attributable to changes in the credit risk of the liability will be presented in OCI.

As of December 31, 2016, the Company’s total financial liability amounts to ~~W~~9,918,433 million, among which the financial liabilities designated as FVTPL using fair value option amount to ~~W~~59,600 million. Changes in fair value on financial liabilities designated as FVTPL using fair value option amounting to ~~W~~4,018 million was recognized as loss during the year ended December 31, 2016.

iii)	Impairment: financial assets and contract assets

The current impairment requirements under K-IFRS No. 1039 are based on an ‘incurred loss model’, where the impairment exists if there is objective evidence as a result of one or more events that occurred after the initial recognition of an asset. However, K-IFRS No. 1109 replaces the incurred loss model in K-IFRS No. 1039 with an ‘expected credit loss model’ which applies to debt instruments measured at amortized cost or at fair value through other comprehensive income.

Under K-IFRS No. 1109, the Company should recognize a loss allowance or provision at an amount equal to 12-month expected credit losses or lifetime expected credit losses for financial assets determined by the extent of probable credit deterioration since initial recognition as explained below. Therefore, the new impairment requirements are expected to result in earlier recognition of credit losses compared to the incurred loss model of K-IFRS No. 1039.

3.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

1)	K-IFRS No. 1109, Financial Instruments, Continued

iii)	Impairment: financial assets and contract assets, Continued

Stages (*1)		Loss allowances
Stage 1	No significant increase in credit risk since initial recognition (*2)	Loss allowances are determined for the amount of the expected credit losses that result from default events that are possible within 12 months after the reporting date.

Stage 2	Significant increase in credit risk since initial recognition	Loss allowances are determined for the amount of the expected credit losses that result from all possible default events over the expected life of the financial instrument.
Stage 3	Objective evidence of credit risk impairment

(*1)	Under K-IFRS No. 1115, Revenue from Contracts with Customers (see note 3 (26) (2)), for trade receivables and contract assets arising with no significant credit risk, loss allowances are recognized at an amount equal to lifetime expected credit losses. However, for trade receivables and contract assets with a significant financing component arising under K-IFRS No. 1115, the Company may choose as its accounting policy to recognize loss allowances at an amount equal to lifetime expected credit losses. In addition, for receivables under lease arrangement, the Company may choose to recognize loss allowances at an amount equal to lifetime expected credit losses.
(*2)	The Company may determine that a financial asset’s credit risk has not increased significantly if the asset has low credit risk at the reporting date.

K-IFRS No. 1109 allows the Company to only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets at the reporting date. As of December 31, 2016, the Company has ~~W~~3,722,715 million of debt instrument financial assets measured at amortized cost and ~~W~~218,827 million as loss allowances for these assets.

iv)	Hedge accounting

K-IFRS No. 1109 maintains the mechanics of hedge accounting from those in K-IFRS No. 1039. However, K-IFRS No. 1109 replaces existing rule-based requirements under K-IFRS No. 1039 that are complex and difficult to apply with principle based requirement focusing more on the Company’s risk management purposes and procedures. Under K-IFRS No. 1109, more hedging instruments and hedged items are permitted and 80%-125% effectiveness requirement is removed.

By complying with the hedging rules in K-IFRS No. 1109, the Company may apply hedge accounting for transactions that currently do not meet the hedging criteria under K-IFRS No. 1039 thereby reducing volatility in profit or loss. As of December 31, 2016, the Company recognized the total amount of ~~W~~2,372,464 million as hedged liabilities that applied hedge accounting and changes in fair value of cash flow hedge in the amount of ~~W~~90,756 million was recognized in OCI for the year ended December 31, 2016.

3.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

1)	K-IFRS No. 1109, Financial Instruments, Continued

iv)	Hedge accounting, Continued

Upon initial application of K-IFRS No. 1109, the Company may choose as its accounting policy to continue to apply hedge accounting requirements under K-IFRS No. 1039 instead of the requirements in K-IFRS No. 1109. The Company is still in the process of evaluating whether to make such accounting policy election upon adoption date.

2)	K-IFRS No. 1115, Revenue from Contracts with Customers

K-IFRS No. 1115, Revenue from Contracts with Customers, published on November 6, 2015 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. It replaces existing revenue recognition guidance, including K-IFRS No. 1018, Revenue, K-IFRS No. 1011, Construction Contracts, K-IFRS No. 2031, Revenue: Barter Transactions Involving Advertising Services, K-IFRS No. 2113, Customer Loyalty Programmes, K-IFRS No. 2115, Agreements for the Construction of Real Estate, and K-IFRS No. 2118, Transfers of Assets from Customers. The Company plans to adopt K-IFRS No. 1115 on January 1, 2018. In accordance with the requirements in K-IFRS No. 1008, Accounting Policies, Changes in Accounting Estimates and Errors, and the transition guidance in K-IFRS No. 1115, the Company is considering to adopt K-IFRS No. 1115 using the retrospective approach.

K-IFRS No. 1018 provides separate revenue recognition criteria by transaction type which include sale of goods, rendering of services, and use of entity assets by others yielding interest, royalties and dividends. However, K-IFRS No. 1115 introduces a five-step model for revenue recognition that focuses on the ‘transfer of control’ rather than the ‘transfer of risks and rewards’. The steps in five-step model are as follows:

•	identification of the contract with a customer;

•	identification of the performance obligations in the contract;

•	determination of the transaction price;

•	allocation of the transaction price to the performance obligations in the contract; and

•	recognition of revenue when (or as) the entity satisfies a performance obligation.

As of December 31, 2016, the Company has not yet changed its accounting process and internal controls related to revenue recognition.

3.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

2)	K-IFRS No. 1115, Revenue from Contracts with Customers, Continued

The Company plans to change the accounting process and internal control and to assess the financial impact on its financial statements resulting from the adoption of K-IFRS No. 1115 by December 31, 2017. The impact of accounting changes on its financial statements that may arise from the adoption of K-IFRS No. 1115 is expected to include the following:

i)	Identification of the separate performance obligations in the contract

A substantial portion of the Company’s revenues are generated from provision of wireless telecommunications services. K-IFRS No. 1115 requires the Company to evaluate goods or services promised to customers to determine if they are performance obligations other than wireless telecommunications service that should be accounted for separately. The amount and timing of revenue recognition under K-IFRS No. 1105 may be different from those under K-IFRS No. 1018 depending on the conclusion over the existence of separately identifiable performance obligations and the timing of satisfying each performance obligation.

ii)	Allocate the transaction price to the separate performance obligations

In accordance with K-IFRS No. 1115, the Company should allocate the transaction price to each performance obligation in a contract in proportion to their stand-alone selling price. The Company plans to use adjusted market assessment method for estimating the stand-alone selling price. However, in some circumstances, ‘expected cost plus a margin’ approach will be used.

iii)	Incremental costs to acquire a contract

The Company has exclusive contracts with its sales agents to sell the Company’s wireless telecommunications services to subscribers. These agents receive commissions depending on the number of subscribers newly added and retained. The commissions paid to the agents constitute a significant portion of the Company’s operating expenses. Currently, the portion of these commissions that would not have been incurred if there have been no binding contracts with the subscribers are expensed.

Under K-IFRS 1115, incremental costs to acquire a contract and certain costs to fulfill a contract are capitalized and amortized over the period the goods and services are delivered. However, as a practical expedient, the Company plans to expense the incremental cost as incurred if the amortization period of the contract acquisition and fulfillment cost is considered to be not longer than one year.

4.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2016 and 2015 are summarized as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Short-term financial instruments(*)	~~W~~	89,000	79,000
Long-term financial instruments(*)		102	10,062

	~~W~~	89,102	89,062

(*)	Financial instruments include charitable trust fund established by the Company where profits from the fund are donated to charitable institutions. As of December 31, 2016 the funds cannot be withdrawn before maturity.

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2016 and 2015 are as follows:

(In millions of won)	December 31, 2016
	Gross amount		Allowances for doubtful accounts	Carrying amount
Current assets:
Accounts receivable - trade	~~W~~	1,713,531	(119,027)	1,594,504
Short-term loans		54,690	(547)	54,143
Accounts receivable - other		830,675	(58,105)	772,570
Accrued income		460	—	460

		2,599,356	(177,679)	2,421,677
Non-current assets:
Long-term loans		52,308	(41,148)	11,160
Accounts receivable - other		147,139	—	147,139
Guarantee deposits		173,287	—	173,287

		372,734	(41,148)	331,586

	~~W~~	2,972,090	(218,827)	2,753,263

(In millions of won)	December 31, 2015
	Gross amount		Allowances for doubtful accounts	Carrying amount
Current assets:
Accounts receivable - trade	~~W~~	1,654,575	(125,824)	1,528,751
Short-term loans		48,223	(482)	47,741
Accounts receivable - other		323,870	(59,129)	264,741
Accrued income		7,505	—	7,505

		2,034,173	(185,435)	1,848,738
Non-current assets:
Long-term loans		54,322	(19,242)	35,080
Guarantee deposits		166,656	—	166,656

		220,978	(19,242)	201,736

	~~W~~	2,255,151	(204,677)	2,050,474

5.	Trade and Other Receivables, Continued

(2)	Changes in allowances for doubtful accounts of trade and other receivables for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Balance at January 1	~~W~~	204,677	189,851
Bad debt expense		52,164	53,043
Write-offs		(56,128)	(58,003)
Collection of receivables previously written-off		18,114	19,786

Balance at December 31	~~W~~	218,827	204,677

(3)	Details of overdue but not impaired, and impaired trade and other receivable as of December 31, 2016 and 2015 are as follows:

(In millions of won)	December 31, 2016			December 31, 2015
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Neither overdue nor impaired	~~W~~	1,285,629	1,089,134	1,188,225	488,244
Overdue but not impaired		20,734	—	45,146	—
Impaired		407,168	169,425	421,204	112,332

		1,713,531	1,258,559	1,654,575	600,576
Allowances for doubtful accounts		(119,027)	(99,800)	(125,824)	(78,853)

	~~W~~	1,594,504	1,158,759	1,528,751	521,723

The Company establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

(4)	The aging of overdue but not impaired accounts receivable as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Less than 1 month	~~W~~	1,717	5,550
1 ~ 3 months		1,890	9,507
3 ~ 6 months		4,637	6,583
More than 6 months		12,490	23,506

	~~W~~	20,734	45,146

6.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Beneficiary certificates(*)	~~W~~	97,340	92,262

(*)	The income distributable in relation to beneficiary certificates as of December 31, 2016, were accounted for as accrued income.

(2)	Details of long-term investment securities as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Equity securities:
Marketable equity securities(*1)	~~W~~	421,846	579,282
Unlisted equity securities(*2)		78,198	72,461
Equity investments(*2)		50,633	65,659

		550,677	717,402
Debt securities:
Investment bonds(*3)		10,289	9,103

	~~W~~	560,966	726,505

(*1)	The Company recognized gain on disposal amounting to ~~W~~138,779 million as the Company disposed its entire marketable equity securities of POSCO Co., Ltd. for ~~W~~305,110 million of cash during the year ended December 31, 2016.
(*2)	Unlisted equity securities and equity investments whose fair value cannot be measured reliably are recorded at cost.
(*3)	The Company classified the convertible bonds of IRIVER LIMITED, amounting to ~~W~~7,359 million, as financial assets at fair value through profit or loss and the changes in the difference between carrying amount and fair value was accounted for as gain or loss relating to financial assets at fair value through profit or loss.

7.	Investments in Subsidiaries, Associates and Joint ventures

(1)	Investments in subsidiaries, associates and joint ventures as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Investments in subsidiaries	~~W~~	4,345,956	4,469,997
Investments in associates and joint ventures		4,380,582	4,340,551

	~~W~~	8,726,538	8,810,548

(2)	Details of investments in subsidiaries as of December 31, 2016 and 2015 are as follows:

(In millions of won)	December 31, 2016				December 31, 2015
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.(*1)	1,302,239	85.9	~~W~~	208,707	144,740
SK Broadband Co., Ltd.(*2)	298,460,212	100.0		1,870,582	1,870,582
SK Communications Co., Ltd.(*3)	28,029,945	64.5		82,857	151,934
PS&Marketing Corporation	66,000,000	100.0		313,934	313,934
SERVICEACE Co., Ltd.	4,385,400	100.0		21,927	21,927
SERVICE TOP Co., Ltd.	2,856,200	100.0		14,281	14,281
Network O&S Co., Ltd.	3,000,000	100.0		15,000	15,000
SK Planet Co., Ltd.(*4,5,6)	57,338,266	98.1		1,298,237	1,520,206
Neosnetworks Co., Ltd.(*1)	—	—		—	63,967
IRIVER LIMITED	15,202,039	48.9		54,503	54,503
SK Telecom China Holdings Co., Ltd.	—	100.0		38,652	38,652
SKT Vietnam PTE. Ltd.	180,476,700	73.3		2,364	2,364
SKT Americas, Inc.(*7)	122	100.0		45,701	93,319
YTK Investment Ltd.	—	100.0		18,693	18,693
Atlas Investment	—	100.0		82,684	78,618
SK Global Healthcare Business Group Ltd.	—	100.0		39,649	39,649
Entrix Co., Ltd.	4,157,000	100.0		27,628	27,628
SK techx Co., Ltd.(*4)	6,323,905	100.0		128,371	—
One Store Co., Ltd.(*4)	10,409,600	65.5		82,186	—

			~~W~~	4,345,956	4,469,997

7.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(2)	Details of investments in subsidiaries as of December 31, 2016 and 2015 are as follows, Continued:

(*1)	During the year ended December 31, 2016, the Company acquired 219,967 shares of SK Telink Co., Ltd. in return for the transfer of 408,435 shares of Neosnetworks Co., Ltd. to SK Telink Co., Ltd., as contribution in kind.
(*2)	On November 2, 2015, the board of directors of the Company entered into a share purchase agreement to acquire 30%(23,234,060 shares) of the issued and outstanding common shares of CJ Hello Vision Co., Ltd. (“CJ Hello Vision”) from CJ O Shopping Co., Ltd. (“CJ O Shopping”) for an aggregate purchase price of ~~W~~500,000 million. The agreement stated government’s approval as prerequisite.

On November 2, 2015, the board of directors of SK Broadband Co., Ltd. (“SK Broadband”), a subsidiary of the Company, approved the merger of SK Broadband into CJ Hello Vision, and then SK Broadband entered into a merger agreement with CJ Hello Vision with government’s approval as prerequisite.

After the announcement of disapproval of proposed takeover of CJ Hello Vision by the Fair Trade Commission (FTC) on July 18, 2016, the Company announced the revocation of share purchase agreement with CJ O Shopping while SK Broadband withdrew from merger agreement with CJ Hello vision on July 25, 2016 as execution of the share purchase agreement with CJ O Shopping and merger agreement between SK Broadband and CJ Hello Vision became objectively impossible.

(*3)	On November 24, 2016, the board of directors of the Company resolved to acquire the shares of SK Communications Co., Ltd. held by all of the other shareholders of SK Communications Co., Ltd. on February 7, 2017 at ~~W~~2,814 per share in cash.

On November 24, 2016, the extraordinary meeting of shareholders of the SK Communications Co., Ltd. approved the sales of shares and its voluntary delisting of SK Communication Co., Ltd.’s ordinary shares from KOSDAQ market of Korea Exchange.

During the year ended December 31, 2016, the Company recognized the difference between the carrying amount and fair value amounting to ~~W~~69,077 million as an impairment loss.

(*4)	During the year ended December 31, 2016, SK techx Co., Ltd. and One Store Co., Ltd. were established by spin-offs of platform service division and T-store service division from SK Planet Co., Ltd, respectively. In connection with the spin-offs, the Company exchanged 12,323,905 shares of SK Planet Co., Ltd. for 6,323,905 shares of SK techx Co., Ltd. and 6,000,000 shares of One Store Co., Ltd. The Company additionally acquired 4,409,600 shares of One Store Co., Ltd. for ~~W~~22,048 million by participating in capital increase. The Company has 65.5% of ownership on One Store Co., Ltd. as a result of unparticipated disproportionate capital increase by One Store Co., Ltd.
(*5)	During the year ended December 31, 2016, the Company acquired Location Based Service(LBS) division and mobile phone verification services business, spun-off from SK Planet Co., Ltd., in order to strengthen the platform business capabilities. Since this is considered a business combination of entities under common control, the Company succeeded the assets and liabilities at the acquiree’s carrying amounts and recognized the difference between the carrying amount of 1,547,516 shares of SK Planet Co., Ltd., which were retired, and the net assets acquired in capital surplus and others.

7.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(2)	Details of investments in subsidiaries as of December 31, 2016 and 2015 are as follows, Continued

(*6)	The ownership interest reduced due to the shares issued to employee stock ownership association by SK Planet Co., Ltd. during the year ended December 31, 2016.
(*7)	~~W~~47,618 million of impairment loss was recognized during the year ended December 31, 2016.

(3)	Details of investments in associates and joint ventures as of December 31, 2016 and 2015 are as follows:

(In millions of won, except for share data)
	December 31, 2016				December 31, 2015
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.(*1)	720,000	9.6	~~W~~	47,830	47,830
HappyNarae Co., Ltd.	680,000	42.5		12,250	12,250
Korea IT Fund(*2)	190	63.3		220,957	220,957
Wave City Development Co., Ltd.(*1)	393,460	19.1		1,532	1,532
KEB HanaCard Co., Ltd.(*1)	39,902,323	15.0		253,739	253,739
Daehan Kanggun BcN Co., Ltd.(*3)	1,675,124	29.0		353	8,340
NanoEnTek, Inc.	6,960,445	28.5		47,958	47,958
SK Industrial Development China Co., Ltd.	72,952,360	21.0		83,691	83,691
SK Technology Innovation Company	14,700	49.0		45,864	45,864
SK hynix Inc.	146,100,000	20.1		3,374,725	3,374,725
SK MENA Investment B.V.	9,772,686	32.1		14,485	14,485
SK Latin America Investment S.A.	9,448,937	32.1		14,243	14,243
SKY Property Mgmt. Ltd.	12,639	33.0		145,656	145,656
SK Wyverns Baseball Club Co., Ltd. and others	—	—		81,823	69,281

			~~W~~	4,345,106	4,340,551

Investment in joint venture:
Finnq Co. Ltd.(*4)	4,900,000	49.0	~~W~~	24,580	—
12CM GLOBAL PTE. LTD.(*5)	1,007,143	62.7		10,896	—

				35,476	—

			~~W~~	4,380,582	4,340,551

(*1)	These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of board of directors even though the Company has less than 20% of equity interests.
(*2)	Investment in Korea IT Fund was classified as investment in associates as the Company does not have control over Korea IT Fund under the contractual agreement.
(*3)	~~W~~7,987 million of impairment loss was recognized during the year ended December 31, 2016.

7.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(3)	Details of investments in associates and joint ventures as of December 31, 2016 and 2015 are as follows, Continued:

(*4)	Investment in Finnq Co. Ltd., a company newly established and changed its name from HanaSK Fintech Co., Ltd. to Finnq Co. Ltd. during the year ended December 31, 2016 was classified as investment in joint venture as the Company has joint control pursuant to the agreement with the other shareholder.
(*5)	The Company acquired 62.7% of equity interests in 12CM GLOBAL PTE. LTD. during the year ended December 31, 2016. Investment in 12CM GLOBAL PTE. LTD. was classified as investment in joint venture as the Company has joint control pursuant to the agreement with the other shareholder.

(4)	The market price of investments in listed subsidiaries as of December 31, 2016 and 2015 are as follows:

(In millions of won, except for share data)
	December 31, 2016				December 31, 2015
	Market value per share (in won)		Number of shares	Fair value	Market value per share (in won)	Number of shares	Fair value
IRIVER LIMITED	~~W~~	5,400	15,202,039	82,091	5,400	15,202,039	82,091
SK Communications Co., Ltd.		2,780	28,029,945	77,923	4,390	28,029,945	123,051

8.	Property and Equipment

(1)	Property and equipment as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	~~W~~	506,786	—	506,786
Buildings		1,091,448	(534,427)	557,021
Structures		809,876	(452,811)	357,065
Machinery		22,251,666	(17,469,681)	4,781,985
Other		1,442,398	(949,988)	492,410
Construction in progress		603,272	—	603,272

	~~W~~	26,705,446	(19,406,907)	7,298,539

(In millions of won)
	December 31, 2015
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	~~W~~	494,359	—	494,359
Buildings		1,057,079	(499,147)	557,932
Structures		761,135	(418,724)	342,411
Machinery		21,615,450	(16,393,427)	5,222,023
Other		1,269,423	(867,171)	402,252
Construction in progress		423,303	—	423,303

	~~W~~	25,620,749	(18,178,469)	7,442,280

(2)	Changes in property and equipment for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016
	Beginning balance		Acquisition	Disposal	Reclassifi- cation(*1)	Depreciation	Others (*2)	Ending balance
Land	~~W~~	494,359	2,456	(3,408)	13,379	—	—	506,786
Buildings		557,932	4,336	(8,935)	39,576	(35,888)	—	557,021
Structures		342,411	33,655	(33)	15,144	(34,112)	—	357,065
Machinery		5,222,023	205,285	(35,593)	1,008,626	(1,620,968)	2,612	4,781,985
Other		402,252	777,971	(4,446)	(570,758)	(112,953)	344	492,410
Construction in progress		423,303	821,308	(6,848)	(637,930)	—	3,439	603,272

	~~W~~	7,442,280	1,845,011	(59,263)	(131,963)	(1,803,921)	6,395	7,298,539

(*1)	Includes reclassification to intangible assets.
(*2)	Composed of property and equipment acquired in connection with business combination.

8.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2016 and 2015 are as follows, Continued:

(In millions of won)
	2015
	Beginning balance		Acquisition	Disposal	Reclassifi- cation	Depreciation	Ending balance
Land	~~W~~	448,255	5,258	(334)	41,180	—	494,359
Buildings		568,874	2,332	(4,132)	25,878	(35,020)	557,932
Structures		350,915	9,776	(57)	16,105	(34,328)	342,411
Machinery		5,277,929	202,729	(15,616)	1,377,106	(1,620,125)	5,222,023
Other		430,478	753,606	(14,225)	(654,282)	(113,325)	402,252
Construction in progress		629,455	821,781	(1,011)	(1,026,922)	—	423,303

	~~W~~	7,705,906	1,795,482	(35,375)	(220,935)	(1,802,798)	7,442,280

9.	Goodwill

Goodwill as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Goodwill related to acquisition of Shinsegi Telecom, Inc.	~~W~~	1,306,236	1,306,236

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 4.9% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 0.3% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Company’s long-term wireless telecommunication business growth rate. Management of the Company does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

10.	Intangible Assets

(1)	Intangible assets as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	~~W~~	4,843,955	(2,263,127)	—	2,580,828
Land usage rights		45,385	(37,026)	—	8,359
Industrial rights		49,566	(35,874)	—	13,692
Development costs		98,866	(98,866)	—	—
Facility usage rights		50,780	(34,521)	—	16,259
Club memberships(*1)		78,723	—	(34,739)	43,984
Other(*2)		2,429,094	(1,816,553)	—	612,541

	~~W~~	7,596,369	(4,285,967)	(34,739)	3,275,663

(In millions of won)
	December 31, 2015
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	~~W~~	3,033,879	(1,930,362)	—	1,103,517
Land usage rights		45,111	(33,416)	—	11,695
Industrial rights		43,208	(31,380)	—	11,828
Development costs		99,084	(99,084)	—	—
Facility usage rights		48,717	(32,231)	—	16,486
Club memberships(*1)		82,017	—	(20,505)	61,512
Other(*2)		2,142,050	(1,581,019)	—	561,031

	~~W~~	5,494,066	(3,707,492)	(20,505)	1,766,069

(*1)	Club memberships are classified as intangible assets with indefinite useful life and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and usage rights to a research facility which the Company built and donated, and the Company is given rights-to-use for a definite number of years in turn.

10.	Intangible Assets, Continued

(2)	Details of the changes in intangible assets for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016
	Beginning balance		Acquisition	Disposal	Reclassification (*2)	Amortization	Others (*3)	Impairment	Ending balance
Frequency usage rights(*1)	~~W~~	1,103,517	1,810,076	—	—	(332,765)	—	—	2,580,828
Land usage rights		11,695	1,041	(100)	—	(4,277)	—	—	8,359
Industrial rights		11,828	6,019	(122)	—	(4,235)	202	—	13,692
Facility usage rights		16,486	2,181	(50)	231	(2,589)	—	—	16,259
Club memberships(*4)		61,512	118	(1,397)	—	—	—	(16,249)	43,984
Other		561,031	96,212	(7,546)	144,140	(206,972)	25,676	—	612,541

	~~W~~	1,766,069	1,915,647	(9,215)	144,371	(550,838)	25,878	(16,249)	3,275,663

(*1)	During the year ended December 31, 2016, the Company acquired the frequency right for bandwidth blocs in the 2.6 GHz band for ~~W~~1,330,100 million at the spectrum auction held by the Ministry of Science, ICT and Future Planning (MSIP) of Korea and made the initial payment in accordance with the terms of the agreement in August 2016. The remaining consideration will be paid on an annual installment basis for 10 years from August 2016. In addition, the Company extended frequency usage rights for 2.1 GHz band for ~~W~~568,500 million with the initial payment made to MSIP during the year ended December 31, 2016. The remaining consideration will be paid on an annual installment basis for 5 years from December 2016.
(*2)	Includes reclassification from advance payments and property and equipment.
(*3)	Composed of intangible assets acquired in connection with business combination.
(*4)	The Company recognized the difference between recoverable amount and the carrying amount of club memberships amounting to ~~W~~16,249 million as impairment loss for the year ended December 31, 2016.

10.	Intangible Assets, Continued

(2)	Details of the changes in intangible assets for the years ended December 31, 2016 and 2015 are as follows, Continued:

(In millions of won)
	2015
	Beginning balance		Acquisition	Disposal	Reclassification	Amortization	Impairment	Ending balance
Frequency usage rights	~~W~~	1,384,044	—	—	—	(280,527)	—	1,103,517
Land usage rights		14,016	2,484	(3)	—	(4,802)	—	11,695
Industrial rights		10,583	5,441	(2)	—	(4,194)	—	11,828
Facility usage rights		15,843	2,071	(23)	1,179	(2,584)	—	16,486
Club memberships(*)		63,465	62	—	—	—	(2,015)	61,512
Other		440,218	67,772	(129)	238,171	(185,001)	—	561,031

	~~W~~	1,928,169	77,830	(157)	239,350	(477,108)	(2,015)	1,766,069

(*)	The Company recognized the difference between recoverable amount and the carrying amount of club memberships, amounting to ~~W~~2,015 million as impairment loss for the year ended December 31, 2015.

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Research and development costs expensed as incurred	~~W~~	274,230	247,461

(4)	The carrying amount and residual useful lives of frequency usage rights as of December 31, 2016 are as follows, all of which are depreciated on a straight-line basis:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	~~W~~	182,448	Frequency usage rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		628,100	Frequency usage rights relating to LTE service	Sept. 2013	Dec. 2021
WiBro license		5,306	WiBro service	Mar. 2012	Mar. 2019
2.6GHz license		1,214,190	Frequency usage rights relating to LTE service	Sept. 2016	Dec. 2026
2.1GHz license		550,784	Frequency usage rights relating to W-CDMA and LTE service	Dec. 2016	Dec. 2021

	~~W~~	2,580,828

11.	Borrowings and Debentures

(1)	There are no short-term borrowings as of December 31, 2016. Short-term borrowings as of December 31, 2015 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	December 31, 2015
Kookmin Bank	2.47	Jan. 21, 2016	~~W~~	40,000
Commercial Papers	1.84	Jan. 14, 2016		190,000

			~~W~~	230,000

(2)	Long-term borrowings as of December 31, 2016 and 2015 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	December 31, 2016		December 31, 2015
Export Kreditnamnden(*)	1.70	Apr. 29, 2022	~~W~~	76,493	87,685
				(USD 63,296)	(USD 74,817)

Less present value discount				(1,586)	(2,124)

				74,907	85,561
Less current installments				(13,491)	(13,007)

			~~W~~	61,416	72,554

(*)	Prior to 2015, the Company obtained long-term borrowings from Export Kreditnamnden, an export credit agency. The long-term borrowings are to be repaid by installments on an annual basis from 2014 to 2022.

11.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2016 and 2015 are as follows:

(In millions of won, thousands of U.S. dollars, and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2016		December 31, 2015
Unsecured private bonds	Refinancing fund	2016	5.00	~~W~~	—	200,000
Unsecured private bonds	Other fund	2018	5.00		200,000	200,000
Unsecured private bonds		2016	5.54		—	40,000
Unsecured private bonds		2016	5.92		—	230,000
Unsecured private bonds	Operating fund	2016	3.95		—	110,000
Unsecured private bonds		2021	4.22		190,000	190,000
Unsecured private bonds	Operating and	2019	3.24		170,000	170,000
Unsecured private bonds	refinancing fund	2022	3.30		140,000	140,000
Unsecured private bonds		2032	3.45		90,000	90,000
Unsecured private bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured private bonds		2033	3.22		130,000	130,000
Unsecured private bonds		2019	3.30		50,000	50,000
Unsecured private bonds		2024	3.64		150,000	150,000
Unsecured private bonds(*1)		2029	4.72		59,600	54,695
Unsecured private bonds	Refinancing fund	2019	2.53		160,000	160,000
Unsecured private bonds		2021	2.66		150,000	150,000
Unsecured private bonds		2024	2.82		190,000	190,000
Unsecured private bonds	Operating and	2022	2.40		100,000	100,000
Unsecured private bonds	refinancing fund	2025	2.49		150,000	150,000
Unsecured private bonds		2030	2.61		50,000	50,000
Unsecured private bonds	Operating fund	2018	1.89		90,000	90,000
Unsecured private bonds		2025	2.66		70,000	70,000
Unsecured private bonds		2030	2.82		90,000	90,000
Unsecured private bonds(*1,2)		2030	3.40		—	50,485
Unsecured private bonds	Operating and	2018	2.07		80,000	80,000
Unsecured private bonds	refinancing fund	2025	2.55		100,000	100,000
Unsecured private bonds		2035	2.75		70,000	70,000
Unsecured private bonds(*1,2)		2030	3.10		—	50,524
Unsecured private bonds	Operating fund	2019	1.65		70,000	—
Unsecured private bonds		2021	1.80		100,000	—
Unsecured private bonds		2026	2.08		90,000	—
Unsecured private bonds		2036	2.24		80,000	—
Unsecured private bonds		2019	1.62		50,000	—
Unsecured private bonds		2021	1.71		50,000	—
Unsecured private bonds		2026	1.97		120,000	—
Unsecured private bonds		2031	2.17		50,000	—

11.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2016 and 2015 are as follows, Continued:

(In millions of won, thousands of U.S. dollars, and thousands of other currencies)

	Purpose	Maturity	Annual interest rate (%)	December 31, 2016		December 31, 2015
Unsecured global bonds	Operating fund	2027	6.63		483,400	468,800
					(USD 400,000)	(USD 400,000)
Unsecured private Swiss bonds		2017	1.75		354,399	355,617
					(CHF 300,000)	(CHF 300,000)
Unsecured global bonds		2018	2.13		845,950	820,400
					(USD 700,000)	(USD 700,000)
Unsecured private Australian bonds		2017	4.75		261,615	255,930
					(AUD 300,000)	(AUD 300,000)
Floating rate notes(*3)		2020	3M Libor + 0.88		362,550	351,600
					(USD 300,000)	(USD 300,000)

					5,627,514	5,638,051
Less discounts on bonds					(21,070)	(24,926)

					5,606,444	5,613,125
Less current installments of bonds					(615,377)	(579,630)

				~~W~~	4,991,067	5,033,495

(*1)	The Company eliminated a measurement inconsistency of accounting profit or loss between the bonds and related derivatives by designating the structured bonds as financial liabilities at fair value through profit or loss.

The carrying amount of financial liabilities designated at fair value through profit or loss exceeds the principal amount required to pay at maturity by ~~W~~9,600 million as of December 31, 2016.

(*2)	The principal amount and the fair value of the structured bonds that were designated as financial liabilities at fair value through profit or loss as of December 31, 2015 were ~~W~~100,000 million and ~~W~~101,009 million, respectively. The bonds were early redeemed during the year ended December 31, 2016.
(*3)	As of December 31, 2016, 3M LIBOR rate is 1.00%.

12.	Long-term Payables - Other

(1)	As of December 31, 2016 and 2015, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See Note 10):

(In millions of won)

	December 31, 2016		December 31, 2015
Long-term payables - other	~~W~~	2,013,122	709,888

Present value discount on long-term payables – other		(108,406)	(38,739)

		1,904,716	671,149
Less current installments of long-term payables – other		(301,773)	(120,185)

Carrying amount at December 31	~~W~~	1,602,943	550,964

(2)	The repayment schedule of the principal amount of long-term payables – other related to acquisition of frequency usage rights as of December 31, 2016 is as follows:

(In millions of won)

	Amount
Less than 1 year	~~W~~	302,867
1~3 years		605,734
3~5 years		605,734
More than 5 years		498,787

	~~W~~	2,013,122

13.     Provisions

Changes in provisions for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)

	For the year ended December 31, 2016						As of December 31, 2016
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non- current
Provision for installment of handset subsidy	~~W~~	5,670	37,530	(18,490)	—	24,710	19,939	4,771
Provision for restoration		50,459	4,280	(804)	(913)	53,022	36,300	16,722
Emission allowance		1,477	1,480	(169)	—	2,788	2,788	—

	~~W~~	57,606	43,290	(19,463)	(913)	80,520	59,027	21,493

(In millions of won)

	For the year ended December 31, 2015						As of December 31, 2015
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non- current
Provision for installment of handset subsidy	~~W~~	26,799	1,641	(5,004)	(17,766)	5,670	2,232	3,438
Provision for restoration		51,333	5,220	(962)	(5,132)	50,459	33,842	16,617
Emission allowance		—	1,477	—	—	1,477	1,477	—

	~~W~~	78,132	8,338	(5,966)	(22,898)	57,606	37,551	20,055

The Company has provided handset subsidy to subscribers who purchase wireless telecommunication services from the Company and recognized a provision for subsidy amounts which the Company has obligations to pay in future periods.

14.     Defined Benefit Liabilities(Assets)

(1)	Details of defined benefit liabilities(assets) as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Present value of defined benefit obligations	~~W~~	240,289	212,139
Fair value of plan assets		(265,076)	(208,133)

	~~W~~	(24,787)	4,006

(2)	Principal actuarial assumptions as of December 31, 2016 and 2015 are as follows:

	December 31, 2016	December 31, 2015
Discount rate for defined benefit obligations	2.62%	2.57%
Expected rate of salary increase	3.72%	3.58%

Discount rate for defined benefit obligation is determined based on yield rate of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Company’s historical promotion index, inflation rate and salary increase ratio.

(3)	Changes in defined benefit obligations for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)	For the year ended December 31
	2016		2015
Beginning balance	~~W~~	212,139	195,130
Current service cost		37,682	34,933
Interest cost		5,757	5,391
Remeasurement
- Demographic assumption		—	2,118
- Financial assumption		375	2,843
- Adjustment based on experience		7,091	(1,643)
Benefit paid		(17,896)	(29,795)
Others(*)		(4,859)	3,162

Ending balance	~~W~~	240,289	212,139

(*)	Others for the years ended December 31, 2016 and 2015 include the changes in liabilities due to transfer of executives to or from affiliates.

14.     Defined Benefit Liabilities(Assets), Continued

(4)	Changes in plan assets for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Beginning balance	~~W~~	208,133	179,575
Interest income		5,378	4,944
Remeasurement		(6,147)	3,826
Contributions		60,000	47,000
Benefit paid		(5,040)	(27,212)
Others		2,752	—

Ending balance	~~W~~	265,076	208,133

The Company expects to make a contribution of ~~W~~44,300 million to the defined benefit plans in 2017.

(5)	Total amount of expenses recognized in profit and loss (included in labor in the statement of income) and capitalized into construction-in-progress for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Current service cost	~~W~~	37,682	34,933
Net interest cost		379	447

	~~W~~	38,061	35,380

The above costs are recognized in labor, research and development, or capitalized into construction-in-progress.

(6)	Details of plan assets as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Equity instruments	~~W~~	7,903	402
Debt instruments		68,545	71,892
Short-term financial instruments, etc.		188,628	135,839

	~~W~~	265,076	208,133

14.     Defined Benefit Liabilities(Assets), Continued

(7)	As of December 31, 2016, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	Increase		Decrease
Discount rate (if changed by 0.5%)	~~W~~	(8,834)	9,413
Expected salary increase rate (if changed by 0.5%)		9,486	(8,982)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

Weighted average durations of defined benefit obligations as of December 31, 2016 and 2015 are 9.04 years and 9.21 years, respectively.

15.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2016 are as follows:

Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and five other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	Foreign currency risk	Citibank and four other banks	Jun. 12, 2012 ~ Jun.12, 2017
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)	Foreign currency risk	Standard Chartered and eight other banks	Nov. 1, 2012~ May 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)	Foreign currency risk	BNP Paribas and two other banks	Jan. 17, 2013 ~ Nov. 17, 2017
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and interest rate risk	DBS bank	Mar. 7, 2013 ~ Mar. 7, 2020
Dec. 16, 2013	Fixed-to-fixed cross currency (U.S. dollar borrowing amounting to USD 63,296)	Foreign currency risk	Deutsche bank	Dec.16, 2013 ~ Apr. 29, 2022

15.     Derivative Instruments, Continued

(2)	As of December 31, 2016, details of fair values of the above derivatives recorded in assets or liabilities are as follows:

(In millions of won and thousands of foreign currencies)
	Fair value
	Cash flow hedge					Held for trading	Total
Hedged item	Accumulated gain (loss) on valuation of derivatives		Tax effect	Accumulated foreign currency translations (gain)loss	Others (*)
Non-current assets:
Structured bond (face value of KRW 50,000)	~~W~~	—	—	—	—	7,368		7,368
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		(61,846)	(19,745)	25,594	129,806	—		73,809
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)		(16,070)	(5,132)	82,207	—	—		61,005
Floating-to-fixed cross currency interest rate swap(U.S. dollar denominated bonds face value of USD 300,000)		(5,714)	(1,824)	37,363	—	—		29,825
Fixed-to-fixed long-term borrowings (U.S. dollar borrowing amounting to USD 63,296)		(3,859)	(1,232)	9,549	—	—		4,458

Total assets							~~W~~	176,465

Current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	~~W~~	(4,376)	(1,397)	(9,068)	—	—		(14,841)
Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)		1,109	354	(73,572)	—	—		(72,109)

Total liabilities							~~W~~	(86,950)

(*)	Cash flow hedge accounting has been applied to the relevant contracts from May 12, 2010. Others represent gain on valuation of currency swap recognized in profit or loss prior to May 12, 2010.

16.	Share Capital and Capital Surplus and Others

The Company’s outstanding share capital consists entirely of common stock with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of December 31, 2016 and 2015 are as follows:

(In millions of won, except for share data)
	December 31, 2016		December 31, 2015
Number of authorized shares		220,000,000	220,000,000
Number of issued shares(*)		80,745,711	80,745,711
Share capital
Common stock	~~W~~	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares (Note 17)		(2,260,626)	(2,260,626)
Hybrid bonds (Note 18)		398,518	398,518
Others		(682,298)	(684,333)

	~~W~~	371,481	369,446

(*)	Prior to 2015, the Company retired shares of treasury shares which reduced its retained earnings before appropriation. As a result, the Company’s outstanding shares have decreased without change in share capital.

There were no changes in share capital during the years ended December 31, 2016 and 2015 and details of shares outstanding as of December 31, 2016 and 2015 are as follows:

(In shares)	2016			2015
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Beginning	80,745,711	10,136,551	70,609,160	80,745,711	9,809,375	70,936,336
Disposal of treasury shares	—	—	—	—	(1,692,824)	1,692,824
Acquisition of treasury shares	—	—	—	—	2,020,000	(2,020,000)

Ending	80,745,711	10,136,551	70,609,160	80,745,711	10,136,551	70,609,160

17.	Treasury Shares

The Company acquired treasury shares to provide stock dividends, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and stabilize its stock prices.

Treasury shares as of December 31, 2016 and 2015 are as follows:

(In millions of won, shares)
	December 31, 2016		December 31, 2015
Number of shares		10,136,551	10,136,551
Acquisition cost	~~W~~	2,260,626	2,260,626

18.	Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2016 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate (%)(*2)	Amount
Private hybrid bonds	Unsecured subordinated bearer bond	June 7, 2013	June 7, 2073	4.21	~~W~~	400,000
Issuance costs						(1,482)

					~~W~~	398,518

Hybrid bonds issued by the Company are classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common stocks in the event of a liquidation or reorganization of the Company.

(*1)	The Company has a right to extend the maturity under the same terms at issuance without any notice or announcement. The Company also has the right to defer interest payment at its sole discretion.
(*2)	Annual interest rate is calculated as yield rate of 5 year national bonds plus premium. According to the step-up clause, additional premium of 0.25% and 0.75%, respectively, after 10 years and 25 years from the issuance date are applied.

19.	Retained Earnings

(1)	Retained earnings as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for research & manpower development		60,001	87,301
Reserve for business expansion		9,871,138	9,671,138
Reserve for technology development		2,826,300	2,616,300

		12,779,759	12,397,059
Unappropriated		1,122,868	1,021,544

	~~W~~	13,902,627	13,418,603

(2)	Legal reserve

The Korean Commercial Act requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

20.	Statements of Appropriation of Retained Earnings

Details of statements of appropriation of retained earnings for the years ended December 31, 2016 and 2015 are as follows:

Date of appropriation for 2016: March 24, 2017

Date of appropriation for 2015: March 18, 2016

(In millions of won)
	2016		2015
Unappropriated retained earnings:
Unappropriated retained earnings	~~W~~	3,362	3,866
Remeasurement of defined benefit liabilities		(10,319)	386
Interim dividends – 2016:
~~W~~1,000 per share, 200% on par value
2015:
~~W~~1,000 per share, 200% on par value		(70,609)	(72,629)
Interest on hybrid bonds		(16,840)	(16,840)
Profit for the year		1,217,274	1,106,761

		1,122,868	1,021,544

Transfer from voluntary reserves:
Reserve for research and manpower development		60,001	27,300

Appropriation of retained earnings:
Reserve for business expansion		300,000	200,000
Reserve for technology development		245,000	210,000
Cash dividends –2016:
~~W~~ 9,000per share, 1,800%on par value
2015:
~~W~~ 9,000 per share, 1,800% on par value		635,482	635,482

		1,180,482	1,045,482

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	2,387	3,362

21.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Valuation gain on available-for-sale financial assets	~~W~~	28,963	23,578
Valuation loss on derivatives		(90,756)	(76,806)

	~~W~~	(61,793)	(53,228)

(2)	Changes in reserves for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)	2016
	Valuation gain (loss) on available-for-sale financial assets		Valuation loss on derivatives	Total
Balance at January 1, 2016	~~W~~	23,578	(76,806)	(53,228)
Changes, net of taxes		5,385	(13,950)	(8,565)

Balance at December 31, 2016	~~W~~	28,963	(90,756)	(61,793)

(In millions of won)	2015
	Valuation gain (loss) on available-for-sale financial assets		Valuation gain (loss) on derivatives	Total
Balance at January 1, 2015	~~W~~	145,106	(78,208)	66,898
Changes, net of taxes		(121,528)	1,402	(120,126)

Balance at December 31, 2015	~~W~~	23,578	(76,806)	(53,228)

21.	Reserves, Continued

(3)	Changes in valuation gain on available-for-sale financial assets for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Balance at January 1	~~W~~	23,578	145,106
Amount recognized as other comprehensive income (loss) during the year, net of taxes		36,668	(121,097)
Amount reclassified through profit or loss, net of taxes		(31,283)	(431)

Balance at December 31	~~W~~	28,963	23,578

(4)	Changes in valuation loss on derivatives for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Balance at January 1	~~W~~	(76,806)	(78,208)
Amount recognized as other comprehensive income (loss) during the year, net of taxes		(12,945)	1,787
Amount reclassified through profit or loss, net of taxes		(1,005)	(385)

Balance at December 31	~~W~~	(90,756)	(76,806)

22.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Other Operating Expenses:
Communication	~~W~~	28,526	33,977
Utilities		210,007	204,394
Taxes and dues		21,678	21,985
Repair		217,205	208,418
Research and development		274,230	247,461
Training		22,359	26,579
Bad debt for accounts receivable - trade		13,331	37,715
Other		50,442	44,495

	~~W~~	837,778	825,024

23.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	3,831	3,827
Others		50,457	11,450

	~~W~~	54,288	15,277

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	41,831	15,644
Impairment loss on property and equipment, and intangible assets		16,249	2,015
Donations		77,349	62,908
Bad debt for accounts receivable - other		38,833	15,328
Others		26,509	37,098

	~~W~~	200,771	132,993

24.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)	2016		2015
Finance Income:
Interest income	~~W~~	31,358	20,560
Gain on sale of accounts receivable – trade		18,638	—
Dividends		113,955	200,296
Gain on foreign currency transactions		10,327	12,595
Gain on foreign currency translations		1,220	770
Gain relating to financial liabilities at fair value through profit or loss		121	5,188
Gain relating to financial assets at fair value through profit or loss		287	—
Gain on disposal of long-term investment securities		143,525	5,058
Gain on valuation of derivatives		4,132	1,927

	~~W~~	323,563	246,394

(In millions of won)
	2016		2015
Finance Costs:
Interest expenses	~~W~~	239,420	241,608
Loss on foreign currency transactions		12,407	11,177
Loss on foreign currency translations		79	318
Loss on disposal of long-term investment securities		152	842
Loss on settlement of derivatives		3,428	4,845
Loss relating to financial assets at fair value through profit or loss		—	744
Loss relating to financial liabilities at fair value through profit or loss		4,018	526
Other finance costs		1,889	54,131

	~~W~~	261,393	314,191

24.	Finance Income and Costs, Continued

(2)	Details of interest income included in finance income for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Interest income on cash equivalents and short-term financial instruments	~~W~~	7,902	9,274
Interest income on installment receivables and others		23,456	11,286

	~~W~~	31,358	20,560

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Interest expense on borrowings	~~W~~	5,110	14,697
Interest expense on debentures		192,147	189,078
Others		42,163	37,833

	~~W~~	239,420	241,608

(4)	Finance income and costs by categories of financial instruments for the years ended December 31, 2016 and 2015 are as follows. Bad debt expense (reversal of allowance for doubtful accounts) for accounts receivable – trade, loans and receivables are presented and explained separately in Note 5.

(i)	Finance income and costs

(In millions of won)
	2016			2015
	Finance income(*)		Finance costs	Finance income(*)	Finance costs
Financial Assets:
Financial assets at fair value through profit or loss	~~W~~	4,419	2,791	1,927	4,932
Available-for-sale financial assets		172,134	2,041	23,164	54,973
Loans and receivables		58,146	6,836	31,426	11,296
Derivatives designated as hedging instrument		—	636	—	657

Sub-total		234,699	12,304	56,517	71,858

Financial Liabilities:
Financial liabilities at fair value through profit or loss		121	4,018	5,188	526
Financial liabilities measured at amortized cost		—	245,071	25	241,807

Sub-total		121	249,089	5,213	242,333

	~~W~~	234,820	261,393	61,730	314,191

(*)	Finance income does not include ~~W~~94,825 million and ~~W~~184,664 million of dividends received from subsidiaries, associates and joint ventures for the year ended December 31, 2016 and 2015, respectively.

24.	Finance Income and Costs, Continued

(4)	Finance income and costs by categories of financial instruments for the years ended December 31, 2016 and 2015 are as follows. Bad debt expense (reversal of allowance for doubtful accounts) for accounts receivable – trade, loans and receivables are presented and explained separately in Note 5, Continued

(ii)	Other comprehensive income (loss)

(In millions of won)
	2016		2015
Financial Assets:
Available-for-sale financial assets	~~W~~	5,385	(121,528)
Derivatives designated as hedging instrument		(904)	(575)

Sub-total		4,481	(122,103)

Financial Liabilities:
Derivatives designated as hedging instrument		(13,046)	1,977

	~~W~~	(8,565)	(120,126)

(5)	Details of impairment losses for financial assets for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Accounts receivable - trade	~~W~~	13,331	37,715
Other receivables		38,833	15,328
Available-for-sale financial assets		1,889	54,131

	~~W~~	54,053	107,174

25.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2016 and 2015 consist of the following:

(In millions of won)
	2016		2015
Current tax expense
Current year	~~W~~	456,340	404,172
Current tax of prior years		(2,176)	8,885

		454,164	413,057

Deferred tax expense
Changes in net deferred tax assets		(108,656)	(50,374)

Income tax expense	~~W~~	345,508	362,683

25.	Income Tax Expense, Continued

(2)	The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2016 and 2015 is attributable to the following:

(In millions of won)
	2016		2015
Income taxes at statutory income tax rate	~~W~~	377,731	355,143
Non-taxable income		(38,676)	(75,647)
Non-deductible expenses		42,012	40,481
Tax credit and tax reduction		(28,555)	(25,611)
Changes in unrecognized deferred taxes		23,617	63,744
Others (income tax refund, etc.)		(30,621)	4,573

Income tax expense	~~W~~	345,508	362,683

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Valuation gain (loss) on available-for-sale financial assets	~~W~~	(1,720)	38,799
Valuation gain (loss) on derivatives		4,454	(448)
Remeasurement of defined benefit liabilities		3,294	(123)

	~~W~~	6,028	38,228

25.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)	2016
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Allowance for doubtful accounts	~~W~~	51,343	1,207	—	52,550
Accrued interest income		(1,816)	1,705	—	(111)
Available-for-sale financial assets		82,671	(6,789)	(1,720)	74,162
Investments in subsidiaries, associates and joint ventures		72,025	(14,626)	—	57,399
Property and equipment (depreciation)		(298,453)	69,735	—	(228,718)
Provisions		1,372	4,608	—	5,980
Retirement benefit obligation		7,437	(2,972)	3,294	7,759
Valuation gain on derivatives		24,521	—	4,454	28,975
Gain or loss on foreign currency translation		19,518	(158)	—	19,360
Goodwill		3,713	(608)	—	3,105
Unearned revenue (activation fees)		2,065	(2,065)	—	—
Others		(20,670)	58,619	—	37,949

	~~W~~	(56,274)	108,656	6,028	58,410

25.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2016 and 2015 are as follows, Continued:

(In millions of won)	2015
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Allowance for doubtful accounts	~~W~~	46,672	4,671	—	51,343
Accrued interest income		(1,538)	(278)	—	(1,816)
Available-for-sale financial assets		11,043	32,829	38,799	82,671
Investments in subsidiaries, associates and joint ventures		69,052	2,973	—	72,025
Property and equipment (depreciation)		(344,488)	46,035	—	(298,453)
Provisions		6,485	(5,113)	—	1,372
Retirement benefit obligation		9,386	(1,826)	(123)	7,437
Valuation gain (loss) on derivatives		24,969	—	(448)	24,521
Gain or loss on foreign currency translation		19,327	191	—	19,518
Goodwill		4,433	(720)	—	3,713
Unearned revenue (activation fees)		25,977	(23,912)	—	2,065
Others		(16,194)	(4,476)	—	(20,670)

	~~W~~	(144,876)	50,374	38,228	(56,274)

25.	Income Tax Expense, Continued

(5)	Details of temporary differences not recognized as deferred tax assets in the statements of financial position as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Allowance for doubtful accounts	~~W~~	77,405	77,405
Investments in subsidiaries, associates and joint ventures		1,078,452	980,860
Other temporary differences		51,150	51,150

26.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2016 and 2015 are calculated as follows:

(In millions of won, shares)
	2016		2015
Profit for the year	~~W~~	1,217,274	1,106,761
Interest on hybrid bonds		(16,840)	(16,840)

Profit for the year on common shares		1,200,434	1,089,921
Weighted average number of common shares outstanding		70,609,160	71,551,966

Basic earnings per share (in won)	~~W~~	17,001	15,233

2)	The weighted average number of common shares outstanding for the years ended December 31, 2016 and 2015 are calculated as follows:

(In shares)
	2016	2015
Issued common shares at January 1	80,745,711	80,745,711
Effect of treasury shares	(10,136,551)	(9,193,745)

Weighted average number of common shares outstanding at December 31	70,609,160	71,551,966

(2)	Diluted earnings per share

For the years ended December 31, 2016 and 2015, there were no potentially dilutive shares. Therefore, diluted earnings per share for the years ended December 31, 2016 and 2015 are the same as basic earnings per share.

27.	Dividends

(1)	Details of dividends declared

Details of dividend declared for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (in won)	Dividend ratio	Dividends
2016	Cash dividends (interim)	70,609,160	500	200%	~~W~~	70,609
	Cash dividends (year-end)	70,609,160	500	1,800%		635,482

					~~W~~	706,091

2015	Cash dividends (interim)	72,629,160	500	200%	~~W~~	72,629
	Cash dividends (year-end)	70,609,160	500	1,800%		635,482

					~~W~~	708,111

(2)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2016 and 2015 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2016	Cash dividends	10,000	224,000	4.46%
2015	Cash dividends	10,000	215,500	4.64%

28.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	874,350	—	874,350
Financial instruments		—	—	95,102	—	95,102
Short-term investment securities		—	97,340	—	—	97,340
Long-term investment securities(*1)		7,359	553,607	—	—	560,966
Accounts receivable - trade		—	—	1,594,504	—	1,594,504
Loans and other receivables(*2)		—	—	1,158,759	—	1,158,759
Derivative financial assets		7,368	—	—	169,097	176,465

	~~W~~	14,727	650,947	3,722,715	169,097	4,557,486

(In millions of won)
	December 31, 2015
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	431,666	—	431,666
Financial instruments		—	—	131,562	—	131,562
Short-term investment securities		—	92,262	—	—	92,262
Long-term investment securities(*1)		7,073	719,432	—	—	726,505
Accounts receivable - trade		—	—	1,528,751	—	1,528,751
Loans and other receivables(*2)		—	—	521,723	—	521,723
Derivative financial assets		6,277	—	—	133,646	139,923

	~~W~~	13,350	811,694	2,613,702	133,646	3,572,392

(*1)	Long-term investment securities were designated as financial assets at fair value through profit of loss since the fair value of embedded derivative (conversion right option) could not be separately measured.

28.	Categories of Financial Instruments, Continued

(1)	Financial assets by category as of December 31, 2016 and 2015 are as follows, Continued:

(*2) Details of loans and other receivables as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Short-term loans	~~W~~	54,143	47,741
Accounts receivable - other		772,570	264,741
Accrued income		460	7,505
Long-term loans		11,160	35,080
Long-term accounts receivable - other		147,139	—
Guarantee deposits		173,287	166,656

	~~W~~	1,158,759	521,723

(2)	Financial liabilities by category as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivatives hedging instrument	Total
Derivative financial liabilities	~~W~~	—	—	86,950	86,950
Borrowings		—	74,907	—	74,907
Debentures(*1)		59,600	5,546,844	—	5,606,444
Accounts payable - other and others(*2)		—	4,150,132	—	4,150,132

	~~W~~	59,600	9,771,883	86,950	9,918,433

(In millions of won)
	December 31, 2015
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivatives hedging instrument	Total
Derivative financial liabilities	~~W~~	—	—	89,296	89,296
Borrowings		—	315,561	—	315,561
Debentures(*1)		155,704	5,457,421	—	5,613,125
Accounts payable - other and others(*2)		—	2,171,141	—	2,171,141

	~~W~~	155,704	7,944,123	89,296	8,189,123

28.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of December 31, 2016 and 2015 are as follows, Continued:

(*1)	Bonds classified as financial liabilities at fair value through profit or loss as of December 31, 2016 and 2015 are structured bonds and they were designated as financial liabilities at fair value through profit or loss in order to eliminate a measurement inconsistency with the related derivatives.
(*2)	Details of accounts payable – other and others as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Accounts payable – other	~~W~~	1,546,252	927,170
Withholdings		40	—
Accrued expenses		663,918	540,770
Current portion of long-term payables - other		301,773	120,185
Long-term payables - other		1,602,943	550,964
Other non-current liabilities		35,206	32,052

	~~W~~	4,150,132	2,171,141

29.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, accounts receivable - trade and other. Financial liabilities consist of accounts payable - trade and other, borrowings, and debentures.

1)	Market risk

(i)	Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(i)	Currency risk, Continued

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2016 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won translation		Foreign currencies	Won translation
USD	44,203	~~W~~	53,420	1,455,907	~~W~~	1,759,467
EUR	14,598		18,504	5		6
JPY	52,374		543	—		—
AUD	—		—	299,532		261,207
CHF	—		—	299,806		354,170
Others	—		368	—		299

		~~W~~	72,835		~~W~~	2,375,149

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (Refer to Note 15)

As of December 31, 2016, a hypothetical change in exchange rates by 10% would have increase (reduce) the Company’s income before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	5,104	(5,104)
EUR		1,850	(1,850)
JPY		54	(54)
Others		7	(7)

	~~W~~	7,015	(7,015)

(ii)	Equity price risk

The Company has listed and non-listed equity securities for its liquidity management and operating purpose. As of December 31, 2016, available-for-sale equity instruments measured at fair value amount to ~~W~~522,491 million.

(iii)	Interest rate risk

The interest rate risk of the Company arises from borrowings and debenture. Since the Company’s interest bearing assets are mostly fixed-interest bearing assets, the Company’s revenue and operating cash flows are not influenced by the changes in market interest rates.

Accordingly, the Company performs various analysis of interest rate risk to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Company takes various measures such as refinancing, renewal, alternative financing and hedging.

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(iii)	Interest rate risk, Continued

As of December 31, 2016, floating-rate debentures amount to ~~W~~362,550 million and the Company has entered into interest rate swaps to hedge interest rate risk related to floating-rate borrowings and debentures (Refer to Note 15). Therefore, income before income taxes for the year ended December 31, 2016 would not have been affected by the changes in interest expenses from floating-rate borrowings and debentures in case of interest rate change.

2)	Credit risk

The maximum credit exposure as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Cash and cash equivalents	~~W~~	874,310	431,636
Financial instruments		95,102	131,562
Available-for-sale financial assets		2,930	2,030
Accounts receivable - trade		1,594,504	1,528,751
Loans and other receivables		1,158,759	521,723
Derivative financial assets		176,465	139,923
Financial assets at fair value through profit or loss		7,359	7,073

	~~W~~	3,909,429	2,762,698

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations.

To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

The Company establishes an allowance for doubtful account that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. Also, the Company’s credit risk can arise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Company has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Company is the carrying amount of financial assets as of December 31, 2016.

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2016 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Borrowings(*)	~~W~~	74,907	81,108	15,302	58,810	6,996
Debentures (*)		5,606,444	6,751,069	801,816	3,018,672	2,930,581
Accounts payable - other and others		4,150,132	4,307,498	2,469,477	1,322,512	515,509

	~~W~~	9,831,483	11,139,675	3,286,595	4,399,994	3,453,086

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*)	Includes interest payables.

As of December 31, 2016, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	~~W~~	169,097	178,308	6,255	146,512	25,541
Liabilities		(86,950)	(88,179)	(88,179)	—	—

	~~W~~	82,147	90,129	(81,924)	146,512	25,541

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Company is the same as that of the Company as of and for the year ended December 31, 2015.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; both are from the financial statements.

29.	Financial Risk Management, Continued

(2)	Capital management, Continued

Debt-equity ratio as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Total liabilities	~~W~~	11,191,620	9,367,480
Total equity		14,256,954	13,779,460

Debt-equity ratios		78.50%	67.98%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2016 are as follows:

(In millions of won)	December 31, 2016
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value
Financial assets at fair value through profit or loss	~~W~~	14,727	—	7,368	7,359	14,727
Derivative financial assets		169,097	—	169,097	—	169,097
Available-for-sale financial assets		522,491	421,846	97,340	3,305	522,491

	~~W~~	706,315	421,846	273,805	10,664	706,315

Financial liabilities that are measured at fair value
Financial liabilities at fair value through profit or loss	~~W~~	59,600	—	59,600	—	59,600
Derivative financial liabilities		86,950	—	86,950	—	86,950

	~~W~~	146,550	—	146,550	—	146,550

Financial liabilities that are not measured at fair value
Borrowings	~~W~~	74,907	—	76,574	—	76,574
Debentures		5,546,844	—	5,957,419	—	5,957,419
Long-term payables - other		1,904,716	—	2,082,141	—	2,082,141

	~~W~~	7,526,467	—	8,116,134	—	8,116,134

29.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2015 are as follows:

(In millions of won)	December 31, 2015
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value
Financial assets at fair value through profit or loss	~~W~~	13,350	—	6,277	7,073	13,350
Derivative financial Assets		133,646	—	133,646	—	133,646
Available-for-sale financial assets		655,845	579,282	47,262	29,301	655,845

	~~W~~	802,841	579,282	187,185	36,374	802,841

Financial liabilities that are measured at fair value
Financial liabilities at fair value through profit or loss	~~W~~	155,704	—	155,704	—	155,704
Derivative financial liabilities		89,296	—	89,296	—	89,296

	~~W~~	245,000	—	245,000	—	245,000

Financial liabilities that are not measured at fair value
Borrowings	~~W~~	315,561	—	316,726	—	316,726
Debentures		5,457,421	—	5,887,378	—	5,887,378
Long-term payables - other		671,149	—	736,277	—	736,277

	~~W~~	6,444,131	—	6,940,381	—	6,940,381

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Available-for-sale financial assets amounting to ~~W~~128,456 million and ~~W~~155,849 million as of December 31, 2016 and December 31, 2015, respectively, are measured at cost in accordance with K-IFRS 1039 since they are equity instruments which do not have quoted price in an active market for the identical instruments (inputs for level 1) and for which fair value cannot be reliably measured using other valuation methods.

29.	Financial Risk Management, Continued

(3)	Fair value, Continued

Fair value of the financial instruments that are traded in an active market (available-for-sale financial assets, financial liabilities at fair value through profit or loss, etc.) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Fair value of available-for-sale securities is determined using the market approach methods and financial assets through profit or loss are measured using the option pricing model. In addition, derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Company for the fair value measurement as of December 31, 2016 are as follows:

Interest rate
Derivative instruments	1.64 ~ 2.52%
Borrowings and debentures	2.09 ~ 2.14%
Long-term payables - other	1.79 ~ 2.27%

3)	There have been no transfers from Level 2 to Level 1 in 2016 and changes of financial assets classified as Level 3 for the year ended December 31, 2016 are as follows:

(In millions of won)
	Balance at beginning		Gain for the year	Other comprehensive loss	Disposal	Balance at ending
Financial assets at fair value through profit or loss	~~W~~	7,073	286	—	—	7,359
Available-for-sale financial assets		29,301	—	(677)	(25,319)	3,305

29.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2016 and 2015 are as follows:

(In millions of won)	December 31, 2016
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	~~W~~	74,708	—	74,708	(74,708)	—
Accounts receivable – trade and others		110,762	(103,250)	7,512	—	7,512

	~~W~~	185,470	(103,250)	82,220	(74,708)	7,512

Financial liabilities:
Derivatives(*)	~~W~~	86,950	—	86,950	(74,708)	12,242
Accounts payable – other and others		103,250	(103,250)	—	—	—

	~~W~~	190,200	(103,250)	86,950	(74,708)	12,242

(In millions of won)	December 31, 2015
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	~~W~~	55,673	—	55,673	(55,673)	—
Accounts receivable – trade and others		129,527	(113,003)	16,524	—	16,524

	~~W~~	185,200	(113,003)	72,197	(55,673)	16,524

Financial liabilities:
Derivatives(*)	~~W~~	89,734	—	89,734	(55,673)	34,061
Accounts payable – other and others		113,003	(113,003)	—	—	—

	~~W~~	202,737	(113,003)	89,734	(55,673)	34,061

(*)	The balance represents the net amount under the standard terms and conditions of International Swap and Derivatives Association.

30.	Related Parties and Others

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Subsidiaries	SK Planet Co., Ltd. and 37 others(*)
Joint ventures	Dogus Planet, Inc. and 4 others
Associates	SK hynix Inc. and 45 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

(*)	As of December 31, 2016, subsidiaries of the Company are as follows:

	Company	Ownership percentage(%)(*1)	Types of business
Subsidiaries owned by the Company	SK Telink Co., Ltd.(*2)	85.9	Telecommunication and MVNO(Mobile Virtual Network Operator) service
	SK Communications Co., Ltd.	64.5	Internet website services
	SK Broadband Co., Ltd.	100.0	Telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICEACE Co., Ltd.	100.0	Customer center management service
	SERVICE TOP Co., Ltd.	100.0	Customer center management service
	Network O&S Co., Ltd.	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment
	SK Global Healthcare Business Group Ltd.	100.0	Investment
	SKT Vietnam PTE. Ltd.	73.3	Telecommunication services
	YTK Investment Ltd.	100.0	Investment
	Atlas Investment	100.0	Investment
	SKT Americas, Inc.	100.0	Information gathering and consulting
	Entrix Co., Ltd.	100.0	Cloud streaming service
	SK techx Co., Ltd.	100.0	System software development and supply
	One Store Co., Ltd.	65.5	Telecommunication services
	SK Planet Co., Ltd.	98.1	Telecommunication services
	IRIVER LIMITED	48.9	Manufacturing of media and audio equipment
Subsidiaries owned by SK Planet Co., Ltd.	M&Service Co., Ltd.	100.0	Database and internet website service
	SK Planet Japan, K. K.	100.0	Digital contents sourcing service
	SK Planet Global PTE. Ltd.	100.0	Digital contents sourcing service
	SKP GLOBAL HOLDINGS PTE. LTD.	100.0	Investment
	SKP America LLC.	100.0	Digital contents sourcing service
	shopkick Management Company, Inc.	100.0	Investment
	shopkick, Inc.	100.0	Reward points-based in-store shopping app development
	Planet11 E-commerce Solutions India Pvt. Ltd.	99.0	Electronic commerce platform service
	11street (Thailand) Co., Ltd.	100.0	Electronic commerce
	Hello Nature Ltd.	100.0	Retail of agro-fisheries and livestock
Subsidiaries owned by IRIVER LIMITED	iriver Enterprise Ltd.	100.0	Management of Chinese subsidiaries
	iriver Inc.	100.0	Sales and marketing in North America
	iriver China Co., Ltd.	100.0	Sales and manufacturing of MP3 and 4 in China
	Dongguan iriver Electronics Co., Ltd.	100.0	Sales and Manufacturing of e-book in China
	groovers Japan Co., Ltd.	100.0	Digital music contents sourcing and distribution service
Subsidiaries owned by SK Telink Co., Ltd.	Neosnetworks Co., Ltd.(*2)	100.0	Security systems service
Subsidiaries owned by SK techx Co., Ltd.	K-net Culture and Contents Venture Fund	59.0	Capital investing in startups

30.	Related Parties and Others, Continued

(1)	List of related parties, Continued

(*)	As of December 31, 2016, subsidiaries of the Company are as follows, Continued:

	Company	Ownership percentage(%)(*1)	Types of business
Others(*3)	Stonebridge Cinema Fund	55.2	Capital investing in startups
	SK Telecom Innovation Fund, L.P. (formerly, Technology Innovation Partners, L.P.)(*4)	100.0	Investment
	SK Telecom China Fund I L.P.	100.0	Investment

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Company or subsidiaries of the Company
(*2)	During the year ended December 31, 2016, the Company acquired 219,967 shares of SK Telink Co., Ltd. in return for the for the transfer of 408,435 shares of Neosnetworks Co., Ltd. to SK Telink Co., Ltd., as contribution in kind.

In addition, SK Telink Co., Ltd. exercised call options to purchase the entire shares of Neosnetworks Co., Ltd. held by the non-controlling interests during the year ended December 31, 2016 and Neosnetworks Co., Ltd. became a wholly owned subsidiary of SK Telink Co., Ltd.

(*3)	Others are owned together by SK techx Co., Ltd. and three other subsidiaries of the Company.
(*4)	Changed its name to SK Telecom Innovation Fund, L.P. during the year ended December 31, 2016.

As of December 31, 2016, the Company is included in SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act. All of the other entities included in SK Group are considered as related parties of the Company.

(2)	Compensation for the key management

The Company considers registered directors who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Salaries	~~W~~	1,645	1,971
Defined benefits plan expenses		424	626

	~~W~~	2,069	2,597

Compensation for the key management includes salaries, non-monetary salaries and retirement benefits made in relation to the pension plan.

30.	Related Parties and Others, Continued

(3)	Transactions with related parties for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)		2016
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	~~W~~	11,275	521,279	125,458	—	—

Subsidiaries	SK Broadband Co., Ltd.		125,869	541,631	77,117	—	—
	PS&Marketing Corporation(*7)		12,407	1,540,644	3,643	—	—
	Network O&S Co., Ltd.		5,751	190,234	24,680	—	—
	SK Planet Co., Ltd.		36,685	139,995	427	—	—
	SK Telink Co., Ltd.(*2)		67,273	20,617	—	—	—
	SERVICEACE Co., Ltd.(*3)		13,291	135,181	—	—	—
	SERVICE TOP Co., Ltd.(*4)		16,371	144,080	—	—	—
	SK techx Co., Ltd.		5,712	181,000	8,346	—	—
	Others		23,164	38,176	4,190	—	—

			306,523	2,931,558	118,403	—	—

Associates	F&U Credit information Co., Ltd.		2,295	42,131	—	—	—
	HappyNarae Co., Ltd.		81	7,644	33,531	—	—
	SK hynix Inc.(*5)		91,528	306	—	—	—
	SK Wyverns Baseball Club Co., Ltd.		1,400	17,218	—	—	204
	KEB HanaCard Co., Ltd.		19,730	14,804	—	—	—
	Others(*6)		6,084	3,524	1,573	1,100	2,990

			121,118	85,627	35,104	1,100	3,194

Other	SK Engineering & Construction Co., Ltd.		4,518	928	10,694	—	—
	SK Networks Co., Ltd.		6,291	15,611	—	—	—
	SK Networks service Co., Ltd.		842	50,841	5,514	—	—
	SK Telesys Co., Ltd.		390	6,010	73,103	—	—
	SK TNS Co., Ltd.		90	38,122	289,723	—	—
	Others		17,608	42,972	12,090	—	—

			29,739	154,484	391,124	—	—

Total		~~W~~	468,655	3,692,948	670,089	1,100	3,194

30.	Related Parties and Others, Continued

(3)	Transactions with related parties for the years ended December 31, 2016 and 2015 are as follows, Continued:

(*1)	Operating expenses and others include ~~W~~203,635 million of dividends paid by the Company.
(*2)	Operating revenue and others include ~~W~~2,489 million of dividends received.
(*3)	Operating revenue and others include ~~W~~5,504 million of dividends received.
(*4)	Operating revenue and others include ~~W~~7,700 million of dividends received.
(*5)	Operating revenue and others include ~~W~~73,050 million of dividends received.
(*6)	Operating revenue and others include ~~W~~6,082 million of dividends received from Korea IT Fund.
(*7)	Operating expenses and others include ~~W~~815,980 million paid to PS&Marketing Corporation relating to purchase of accounts receivables resulting from sale of handsets.

30.	Related Parties and Others, Continued

(3)	Transactions with related parties for the years ended December 31, 2016 and 2015 are as follows, Continued:

(In millions of won)		2015
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd. (formerly, SK C&C Co., Ltd.)(*1)	~~W~~	7,353	249,193	152,752	—	—
	SK Holdings Co., Ltd. (formerly, SK Holdings Co., Ltd.)(*2,3)		369	207,193	—	—	—

			7,722	456,386	152,752	—	—

Subsidiaries	SK Broadband Co., Ltd.		127,851	551,219	42,413	—	—
	PS&Marketing Corporation		11,073	799,503	1,150	—	—
	Network O&S Co., Ltd.		4,862	176,581	20,251	—	—
	SK Planet Co., Ltd.(*4)		192,763	542,945	10,488	—	—
	SK Telink Co., Ltd.		62,527	23,642	5	—	—
	SERVICE ACE Co., Ltd.		7,621	144,136	—	—	—
	SERVICE TOP Co., Ltd.		8,403	157,953	—	—	—
	Others		11,739	37,453	592	—	—

			426,839	2,433,432	74,899	—	—

Associates	F&U Credit information Co., Ltd.		1,670	40,345	—	—	—
	HappyNarae Co., Ltd.		85	3,717	12,432	—	—
	SK hynix Inc.(*5)		51,548	2,384	—	—	—
	SK Wyverns Baseball Club Co., Ltd.		1,799	18,017	—	—	204
	KEB HanaCard Co., Ltd.		21,414	16,057	—	—	—
	Others(*6)		2,793	5,494	680	690	—

			79,309	86,014	13,112	690	204

Other	SK Engineering & Construction Co., Ltd		14,106	19,245	159,712	—	—
	SK Networks Co., Ltd.		6,933	17,161	—	—	—
	SK Networks service Co., Ltd.		10,269	49,427	5,985	—	—
	SK Telesys Co., Ltd.		156	9,393	76,575	—	—
	Others		17,475	43,436	140,285	—	—

			48,939	138,662	382,557	—	—

Total		~~W~~	562,809	3,114,494	623,320	690	204

30.	Related Parties and Others, Continued

(3)	Transactions with related parties for the years ended December 31, 2016 and 2015 are as follows, Continued:

(*1)	On August 1, 2015, SK C&C Co., Ltd., the ultimate controlling entity of the Company, merged with SK Holdings Co., Ltd., its equity method investee, and changed its name to SK Holdings Co., Ltd.
(*2)	These relate to transactions occurred before July 31, 2015, the date of merger with SK C&C Co., Ltd.
(*3)	Operating expense and others include ~~W~~191,416 million of dividends paid by the Company.
(*4)	Operating revenue and others include ~~W~~140,834 million of dividend recognized due to the declaration of dividend in kind of SK Planet Co., Ltd., a subsidiary of the Company.
(*5)	Operating revenue and others include ~~W~~43,830 million of dividends received from SK hynix Inc.
(*6)	Operating revenue and others include ~~W~~2,103 million and ~~W~~457 million of dividends received from Korea IT Fund and UniSK, respectively.

30.	Related Parties and Others, Continued

(4)	Account balances with related parties as of December 31, 2016 and 2015 are as follows:

(In millions of won)		December 31, 2016
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable- trade and others	Accounts payable - other and others
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	1,577	68,939
Subsidiaries	SK Broadband Co., Ltd.		—	16,219	79,399
	PS&Marketing Corporation		—	228	126,178
	Network O&S Co., Ltd.		—	93	33,998
	SK Planet Co., Ltd.		—	3,950	36,462
	SK Telink Co., Ltd.		—	12,140	2,882
	SERVICE ACE Co., Ltd.		—	—	24,425
	SERVICE TOP Co., Ltd.		—	—	26,086
	SK techx Co., Ltd.		—	4,982	23,103
	One Store Co., Ltd.		—	2,265	32,450
	Others(*1)		—	16,464	23,858

			—	56,341	408,841

Associates	HappyNarae Co., Ltd.		—	—	16,570
	SK hynix Inc.		—	4,398	92
	SK Wyverns Baseball Club., Ltd.		813	4,183	—
	Wave City Development Co., Ltd.		—	38,412	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,619	7,657
	Others		—	32	1,844

			22,960	48,644	26,163

Other	SK Engineering and Construction Co., Ltd.		—	982	4,975
	SK Networks Co., Ltd.		—	1,175	1,353
	SK Networks Services Co., Ltd.		—	11	9,882
	SK Telesys Co., Ltd.		—	20	863
	SK Innovation Co., Ltd.		—	1,114	427
	SK TNS Co., Ltd.		—	—	66,751
	Others		—	1,278	19,070

			—	4,580	103,321

Total		~~W~~	22,960	111,142	607,264

(*1)	The convertible bonds amounting to ~~W~~7,359 million are included in accounts receivable - trade and others.
(*2)	The Company has recognized allowances for doubtful accounts on the entire balance of loans to Daehan Kanggun BcN Co., Ltd as of December 31, 2016.

30.	Related Parties and Others, Continued

(4)	Account balances with related parties as of December 31, 2016 and 2015 are as follows, Continued:

(In millions of won)		December 31, 2015
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable - trade and others	Accounts payable - other and others
Ultimate Controlling Entity	SK Holdings Co., Ltd. (formerly, SK C&C Co., Ltd.)(*)	~~W~~	—	1,100	107,995
Subsidiaries	SK Broadband Co., Ltd.		—	2,160	24,847
	PS&Marketing Corporation		—	614	62,592
	Network O&S Co., Ltd.		—	665	33,658
	SK Planet Co., Ltd.		—	6,722	36,874
	SK Telink Co., Ltd.		—	10,026	3,068
	SERVICE ACE Co., Ltd.		—	—	20,684
	SERVICE TOP Co., Ltd.		—	63	21,772
	Others		—	4,722	17,116

			—	24,972	220,611

Associates	HappyNarae Co., Ltd.		—	—	4,987
	SK hynix Inc.		—	4,360	155
	SK Wyverns Baseball Club., Ltd.		1,017	4,502	—
	Wave City Development Co., Ltd.		1,890	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,771	7,262
	Others		—	74	1,838

			25,054	49,119	14,242

Other	SK Engineering and Construction Co., Ltd.		—	648	14,877
	SK Networks Co., Ltd.		—	656	924
	SK Networks Services Co., Ltd.		—	—	8,963
	SK Telesys Co., Ltd.		—	117	3,585
	SK Innovation Co., Ltd.		—	2,133	292
	Others		—	2,581	39,193

			—	6,135	67,834

Total		~~W~~	25,054	81,326	410,682

(*)	On August 1, 2015, SK C&C Co., Ltd., the ultimate controlling entity of the Company, merged with SK Holdings Co., Ltd., its equity method investee, and changed its name to SK Holdings Co., Ltd.

(5)	The Company made additional investments in subsidiaries, associates and joint ventures during the year ended December 31, 2016 as presented in Note 7.

31.	Sale and Leaseback

For the year ended December 31, 2012, the Company disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. These sale and leaseback transactions were accounted as operating leases.

The Company recognized lease payment of ~~W~~14,765 million and ~~W~~14,539 million, respectively, in relation to the operating lease agreements and lease revenue of ~~W~~9,344 million and ~~W~~9,540 million, respectively, in relation to sublease agreements for the year ended December 31, 2016 and 2015. Future lease payments and revenue from the operating lease agreements and sublease agreements are as follows:

(In millions of won)	Minimum lease payments		Revenue
Less than 1 year	~~W~~	15,425	9,954
1~5 years		51,968	28,510
More than 5 years		13,981	7,128

	~~W~~	81,374	45,592

32.	Commitments and Contingencies

(1)	Accounts receivables from sale of handsets

The sales agents of the Company sell handsets to the Company’s subscribers on an installment basis. During the year ended December 31, 2016, the Company entered into a comprehensive agreement to purchase the accounts receivables from handset sales with agents and to transfer the accounts receivables from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivables from sale of handsets amounting to ~~W~~681,466 million as of December 31, 2016, which the Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

(2)	Legal claims and litigations

As of December 31, 2016, the Company is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Company has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Company’s financial position or operating results in the event an outflow of resources is ultimately necessary.

33.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Gain on foreign currency translation	~~W~~	(1,220)	(770)
Interest income		(31,358)	(20,560)
Dividends		(113,955)	(200,296)
Gain relating to financial assets at fair value through profit or loss		(287)	—
Gain on disposal of long-term investment securities		(143,525)	(5,058)
Gain on disposal of property and equipment and intangible assets		(3,831)	(3,827)
Gain on valuation of derivatives		(4,132)	(1,927)
Gain relating to financial liabilities at fair value through profit or loss		(121)	(5,188)
Gain on sale of accounts receivable - trade		(18,638)	—
Other income		(2,056)	(7,545)
Loss on foreign currency translation		79	318
Bad debt for accounts receivable - trade		13,331	37,715
Bad debt for accounts receivable - other		38,833	15,328
Loss on disposal of long-term investment securities		152	842
Other finance costs		1,889	54,131
Loss relating to financial assets at fair value through profit or loss		—	744
Depreciation and amortization		2,354,759	2,279,906
Loss on disposal of property and equipment and intangible assets		41,831	15,644
Impairment loss on property and equipment and intangible assets		16,249	2,015
Interest expenses		239,420	241,608
Loss relating to financial liabilities at fair value through profit or loss		4,018	526
Loss on settlement of derivatives		3,428	4,845
Loss on investments in subsidiaries, associates and joint ventures		135,077	3,819
Retirement benefit expenses		38,061	35,380
Income tax expense		345,508	362,683
Other expenses		17,766	1,385

	~~W~~	2,931,278	2,811,718

33.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Accounts receivable – trade	~~W~~	(70,902)	(6,926)
Accounts receivable – other		(496,799)	26,179
Advance payments		56,980	(33,746)
Prepaid expenses		(15,768)	(6,150)
Inventories		4,674	(23,047)
Long-term accounts receivable - other		(147,139)	—
Long-term prepaid expenses		1,885	(1,252)
Guarantee deposits		109	(9,359)
Accounts payable – other		444,873	(201,996)
Advanced receipts		21,331	10,952
Withholdings		34,891	(193,428)
Deposits received		3,154	(8,024)
Accrued expenses		90,638	(89,685)
Unearned revenue		(9,951)	(99,545)
Provisions		17,707	(11,134)
Long-term provisions		4,061	(4,557)
Plan assets		(54,960)	(19,788)
Retirement benefit payment		(17,896)	(29,795)
Others		(10,151)	2,195

	~~W~~	(143,263)	(699,106)

(3)	Significant non-cash transactions for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Increase of accounts payable - other related to acquisition of property and equipment and intangible assets	~~W~~	1,506,412	42,678

Independent Accountants’ Review Report on Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the Representative Director of

SK Telecom Co., Ltd.

We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of SK Telecom Co., Ltd. (the “Company”) As of December 31, 2016. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2016, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2016 is not prepared, in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2016. We did not review the Company’s IACS subsequent to December 31, 2016. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

February 22, 2017

Report on the Assessment of Internal Accounting Control System (“IACS”)

English translation of a Report Originally Issued in Korean

To the Board of Directors and Audit Committee of

SK Telecom Co., Ltd.

I, as the Internal Accounting Control Officer (“IACO”) of SK Telecom Co., Ltd. (“the Company”), assessed the status of the design and operation of the Company’s IACS as of December 31, 2016.

The Company’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been appropriately designed and is effectively operating to prevent and detect error or fraud which may cause material misstatement of the financial statements, for the purpose of preparing and disclosing reliable financial statements reporting. I, as the IACO, applied the IACS Framework established by the Korea Listed Companies Association for the assessment of design and operation of the IACS.

Based on the assessment of the IACS, the Company’s IACS has been appropriately designed and is operating effectively as of December 31, 2016, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.

February 2, 2016

/s/ Ryu, Young Sang
Internal Accounting Control Officer

/s/ Jang, Dong Hyun
Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Lee, Sunghyung
(Signature)
Name: Lee, Sunghyung
Title: Senior Vice President

Date: March 8, 2017